Exhibit 99.1

ASSET PURCHASE AGREEMENT

by and among

ERYTECH PHARMA, S.A.,

ERYTECH PHARMA, INC.,

CATALENT PRINCETON, LLC

and

CATALENT PHARMA SOLUTIONS, INC.

(solely for purposes of Section 6.17)

dated as of April 22, 2022

TABLE OF CONTENTS

EXHIBITS

A	Form of Bill of Sale and Assignment and Assumption Agreement
B	Form of Assumption of Lease
C	Form of Transitional Services Agreement
D	Form of CSA Term Sheet

SCHEDULES

Schedule 1.01(a)	Knowledge of Seller
Schedule 1.01(b)	Permitted Liens
Schedule 1.01(c)	Retained Employees
Schedule 2.02(a)(i)	Transferred Inventory
Schedule 2.02(a)(ii)	Princeton Lease
Schedule 2.02(a)(iii)	Transferred Contracts
Schedule 2.02(a)(v)	Transferred Permits
Schedule 2.02(b)(xv)	Retained Inventory
Schedule 2.03(a)	Required Consents
Schedule 2.03(d)	Shared Contracts
Schedule 2.04(a)(vi)	Certain Assumed Liabilities
Schedule 6.01	Conduct of Business
Schedule 6.12	Seller Guarantees
Schedule 7.03(d)	Bonuses

Seller Disclosure Schedule

INDEX OF DEFINED TERMS

Defined Term	Page
Acquisition	10
Acquisition Proposal	49
Affiliate	1
Agreement	1
Ancillary Agreements	1
Assumed Employee Liabilities	14
Assumed Liabilities	14
Assumed Plans	26
Assumed Tax Liability	1
Assumption of Lease	17
Bill of Sale	1
Business Day	1
Cause	1
Claim Notice	61
Closing	16
Closing Date	16
COBRA	2
COBRA Coverage	51
Code	2
Commercial Supply Agreement	2
Comparable Position	2
Confidential Information	2
Confidentiality Agreement	3
Consent	3
Contract	3
CSA Term Sheet	2
Direct Claim	61
Disclosing Party	39
Dispute	3
Divesting Entities	3
Effective Time	16
Employee Benefit Plan	3
Employees	26
End Date	57
Enforceability Exceptions	20
Environmental Law	3
Environmental Liabilities	4
ERISA	4
Erytech Inc.	1
Exchange Act	4
Excluded Assets	11
Excluded Communications	4
FFDCA	4

Defined Term	Page
Form 20-F	4
Form 6-K	4
Fraud	5
GAAP	5
GMP	5
Governmental Entity	5
Hazardous Substances	5
Hazardous Waste	5
IFRS	5
Improvements	31
Indemnification Objection Notice	62
Indemnification Objection Period	62
Indemnified Party	60
Indemnifying Party	60
Indemnity Cap	63
Insurance Policies	32
Intellectual Property	5
IRS	5
ISRA	5
Judgment	5
Know-How	5
Knowledge of Seller	6
Law	6
Leave Employees	52
Liabilities	6
Liens	6
Losses	59
Manufacture	6
Material Adverse Effect	6
NJDEP	7
Other Confidentiality Agreement	41
Permits	28
Permitted Liens	7
Person	7
Post-Closing Account Statement	19
Pre-Closing Accounts Receivable	12
Pre-Closing Period	7
Pre-Closing Tax Period	7
Princeton Facility	8
Princeton Lease	10
Proceeding	8
Product	8
Purchase Price	8

Purchase Price Allocation	47
Purchaser	1
Purchaser 401(k) Plan	53
Purchaser Benefit Plans	53
Purchaser Fundamental Representations	56
Purchaser Indemnitees	58
Purchaser Material Adverse Effect	34
Purchaser Parent	1
Receiving Party	39
Recipients	39
Release	8
Representatives	8
Required Consents	12
Retained Employees	8
Retained Equipment	8
Retained Liabilities	15
Retained Names and Marks	47
SEC	8
Seller	1
Seller 401(k) Plan	53
Seller Fundamental Representations	55
Seller Guarantees	46
Seller Indemnitees	59
Seller Intellectual Property	8
Shared Contract	13

SPCC Plan	8
Straddle Tax Period	8
Survival Period	65
Tax	8
Tax Consideration	47
Tax Return	9
Taxes	8
Taxing Authority	9
Third Party	9
Third Party Claim	60
Third Party IP Claim	16
Transfer Date	50, 51, 52, 53
Transfer Taxes	9
Transferred Assets	10
Transferred Contracts	10
Transferred Employee	52
Transferred Equipment	11
Transferred Inventory	10
Transferred Permits	11
Transitional Services Agreement	9
Treasury Regulations	9
WARN Act	51
Willful Breach	58
Workers’ Compensation Event	52

ASSET PURCHASE AGREEMENT, dated as of April 22, 2022 (this “Agreement”), by and among Erytech Pharma S.A., a French societé anonyme (“Seller”), Erytech Pharma, Inc., a Delaware corporation (“Erytech Inc.”), Catalent Princeton, LLC, a Delaware limited liability company (“Purchaser”) and, solely for purposes of Section 6.17, Catalent Pharma Solutions, Inc., a Delaware corporation (“Purchaser Parent”).

WHEREAS, the Divesting Entities own all of the Transferred Assets; and

WHEREAS, the parties hereto desire that, at the Closing, the Divesting Entities shall sell to Purchaser, and Purchaser shall purchase from the Divesting Entities, the Transferred Assets, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINED TERMS; INTERPRETATION

SECTION 1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such first Person. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Ancillary Agreements” means the Bill of Sale, the Assumption of Lease, the Commercial Supply Agreement, the CSA Term Sheet, the Transitional Services Agreement and any other agreements and instruments to be executed and delivered by the parties hereto or their respective Affiliates in connection with the transactions contemplated by this Agreement.

“Assumed Tax Liability” means any sales or use Tax Liability arising in connection with the Improvements.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement to be entered into at the Closing between Purchaser and Seller (or their respective Affiliates), substantially in the form of Exhibit A.

“Business Day” means a day other than a Saturday, Sunday or a day that is a statutory or bank holiday, as applicable, in the State of New Jersey or in Lyon, France.

“Cause” means (a) gross negligence, willful misconduct or rank incompetence on the part of the Transferred Employee in the performance of his or her employment duties; (b) the Transferred Employee’s material breach of any material written policy of Purchaser or any of its Affiliates or any written directive from an officer of Purchaser or any of its Affiliates not inconsistent with any such policy, in each case that has been made available to the Transferred Employee; (c) any act of dishonesty or any act or omission, in each case, which constitutes a knowing violation of Law on the part of the Transferred Employee; (d) any material breach by the Employee of any written agreement between the Transferred Employee and Purchaser or any of its Affiliates, other than an insubstantial or inadvertent breach which is not repetitive and is remedied by the Transferred Employee within five (5) days after receipt of written notice thereof; (e) the Transferred Employee’s commission of a felony or other crime involving moral turpitude or fraud; or (f) drunkenness or substance abuse by the Transferred Employee that interferes with the Transferred Employee’s performance of duties.

“COBRA” means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985.

“COBRA Coverage” has the meaning ascribed thereto in Section 7.01(a)(iv).

“Code” means the Internal Revenue Code of 1986.

“Commercial Supply Agreement” means the Commercial Supply Agreement to be entered into between Purchaser and Seller (or their respective Affiliates) in the manner and as otherwise contemplated by the CSA Term Sheet.

“CSA Term Sheet” means the Commercial Supply Agreement Term Sheet to be entered into at Closing between Purchaser and Seller (or their respective Affiliates), substantially in the form of Exhibit D.

“Comparable Position” means a position with Purchaser or its Affiliates in which (except for Cause) (a) the Transferred Employee’s level of responsibilities would not be, in the whole, significantly reduced (determined without regard to the responsibilities or title of the Employee’s supervisor), (b) base salary or hourly wages are no less than the base salary or hourly wages provided by Seller and its Affiliates immediately prior to the Closing; (c) target bonus and incentive opportunities are at least substantially comparable in the aggregate to the target bonus and incentive opportunities provided by Seller and its Affiliates immediately prior to the Closing, (d) employee benefits (including retirement and welfare benefits) are substantially comparable in the aggregate to the employee benefits that are provided by Purchaser and its Affiliates to similarly situated employees of Purchaser and its Affiliates and (e) solely with respect to each Transferred Employee set forth on Schedule 4.09(h), the Transferred Employee’s principal place of business is not moved to a location more than fifty (50) miles from the Princeton Facility (or, in the case of any such individual working remotely, such individual’s primary remote work location).

“Confidential Information” means any and all (a) information that has been, prior to the Closing Date, or is, at any time on or after the Closing Date (including pursuant to Section 6.03(a) or Section 6.03(b)), provided or communicated to the Receiving Party by or on behalf of the Disclosing Party (including by a Third Party) pursuant to this Agreement or any Ancillary Agreement or in connection with the transactions or other arrangements contemplated hereby or thereby or any discussions or negotiations with respect or leading up thereto, whether provided or communicated orally, visually, electronically, in writing, by delivery of materials containing such information or material or in any other form now known or hereafter invented and (b) information relating exclusively to the Transferred Assets or the Assumed Liabilities, as to which Purchaser shall in all cases be deemed the Disclosing Party, together with, in either case ((a) and (b)), any data, ideas, concepts or techniques contained therein and any modifications thereof or derivations therefrom.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of November 23, 2021, between Seller and Purchaser (or their respective Affiliates).

“Consent” means a consent, approval or authorization.

“Contract” means any contract, lease, deed, mortgage, license, instrument, note, undertaking, indenture, guarantee, joint venture, employment agreement and any other legally binding agreement, commitment or arrangement, in each case whether written or oral.

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement or any Ancillary Agreement, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement or any Ancillary Agreement.

“Divesting Entities” means Seller, Erytech Inc., and all other Affiliates of Seller that, as of immediately prior to the Closing, have any right, title or interest in, to or under any Transferred Assets.

“Employee Benefit Plan” means any retirement, pension, deferred compensation, medical, dental, disability, life, severance, change-in-control, retention, paid time off (PTO), vacation or other leave, incentive bonus, fringe benefit, Code Section 125 cafeteria, profit sharing, phantom equity, equity-based compensation, and stock purchase plan, and other similar plan, policy, program, agreement or arrangement sponsored or maintained by Seller or its Affiliates and in which any Employee is eligible to participate (in each case whether or not reduced to writing, funded or unfunded, whether or not tax-qualified and whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA or otherwise subject to ERISA).

“Environmental Law” means any Law relating to (a) pollution (or the cleanup thereof) or the protection of the environment, natural resources or endangered or threatened species, or (b) the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, Release, transportation, processing, production, disposal or remediation of any Hazardous Substances or Hazardous Waste applicable to the Princeton Facility. Notwithstanding anything to the contrary in the foregoing, the term “Environmental Law” includes ISRA and the following (including any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq. (insofar as this last listed Law relates to exposure to Hazardous Substances).

“Environmental Liabilities” means any Liabilities arising under or resulting from any Environmental Laws, the requirements of any Governmental Entity with regulatory jurisdiction over the enforcement of Environmental Laws, or the presence, Release of or exposure to Hazardous Substances, including Liability for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Communications” means any and all (a) books, documents, records, files and other items prepared in connection with or relating to the negotiation and consummation of the Acquisition and the other transactions contemplated by this Agreement or the Ancillary Agreements, or otherwise prepared in connection with the sale of the Transferred Assets, including all (i) bids received from Third Parties and analyses relating to the Transferred Assets or the Assumed Liabilities, (ii) confidentiality, joint defense or similar agreements with prospective purchasers of the Transferred Assets and (iii) (a) trade secrets of Third Parties; (b) attorney work product, attorney-client communications and other items protected by established legal privilege, unless the applicable books and records can be transferred without losing such privilege; (c) books or records (including human resources and any other employee books and records, and financial and accounting records) to the extent not related to (i) the Transferred Assets or the Princeton Facility or (ii) the Transferred Employees; (d) items to the extent applicable Law prohibits their transfer; provided, however, that to the extent that the transfer of such items would not be prohibited by applicable Law if Purchaser enters into a confidentiality and non-disclosure agreement with Seller or the applicable Affiliate of Seller with respect to such items or if Seller redacts certain portions of such items, such items or unredacted portions thereof, as applicable, shall not be deemed “Excluded Communications”; and (e) electronic communications (e.g., email).

“FFDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.).

“Form 6-K” means Seller’s Report on Form 6-K for the month of September 2021, including as Exhibit 99.1 thereto Seller’s Half-Year Financial Report for the six (6) month period ended June 30, 2021, as filed with the SEC, pursuant to Rule 13a-16 under the Exchange Act, on September 20, 2021

“Form 20-F” means Seller’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the SEC, pursuant to Section 13 of the Exchange Act, on March 8, 2021.

“Fraud” means with respect to a party, a reckless or actual and intentional misrepresentation in the making of the representations and warranties contained in this Agreement, and upon which the other party justifiably relies with resulting Losses.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“GMP” means the requirements for Current Good Manufacturing Practice promulgated by the United States federal government under the FFDCA, including, as applicable, as set forth in sections 501(a)(2)(B) and (h) of the FFDCA (21 U.S.C. §§ 351(a)(2)(B) and (h)); section 520(f) of the FFDCA (21 U.S.C. § 360j(f)); 21 C.F.R. part 4; 21 C.F.R. parts 210 and 211; and 21 C.F.R. part 800; and, in each case, any guidance regarding such requirements.

“Governmental Entity” means any supranational, international, national, federal, state, provincial or local government, court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law).

“Hazardous Substances” means all pollutants, contaminants, chemicals, wastes and any toxic or otherwise hazardous substances or materials subject to regulation under Environmental Law.

“Hazardous Waste” means “hazardous waste” as defined in the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq.

“IFRS” means international reporting standards issued by the International Accounting Standards Board in effect from time to time.

“Intellectual Property” means any and all intellectual property of whatever kind or nature, including rights in patents, patent applications, copyrights and trade secrets.

“IRS” means the Internal Revenue Service.

“ISRA” means the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq.

“Judgment” means any judgment, order, writ, injunction, determination, decree or award entered by or with any Governmental Entity.

“Know-How” means any information, data, formulae, computer program, device, know-how, process, design, technique, knowledge, records, standard operating procedures for products, specifications and parameters relating to the Transferred Assets, quality control and other methods, practices or the like, including know-how, knowledge and procedures of the Transferred Employees relating to the use, operation and maintenance of the Princeton Facility and Transferred Assets in substantially the same manner as used, operated and maintained by Seller prior to the Closing (provided, that the foregoing excludes any information, data, formulae, know-how, process, knowledge, records, specifications and parameters specifically relating to the Product or any other therapeutic product owned or controlled by Seller), whether or not written or otherwise fixed in any form or medium, regardless of the media on which it is contained and whether or not patentable or copyrightable, including software, databases, algorithms, discoveries, improvements, specifications, diagrams, drawings, expertise, techniques, technology, research, reports, documentation, equipment, methods of formulation, results of tests and field trials, specifications, and composites of materials.

“Knowledge of Seller” means the actual knowledge of the individuals set forth on Schedule 1.01(a).

“Law” means any laws, statutes, ordinances, regulations, rules, by-laws, decrees, orders, codes, constitutions, treaties, common law, judgments or other requirements or rules of law of any Governmental Entity.

“Liabilities” means any direct or indirect liability, indebtedness, claim, commitments of any nature, loss, damage, deficiency, obligation or responsibility, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, disputed or undisputed, accrued, absolute, known or unknown, expressed or implied, primary or secondary, contingent, subordinated or unsubordinated, or otherwise and whether due or to become due.

“Lien” means any mortgage, lien (statutory or other), pledge, charge, community property interest, equitable interest, option, security interest, easement, encroachment, right of way, right of first refusal, security interest, lease, license or other encumbrance, including any restriction on use, transfer or exercise of any other attribute of ownership or other encumbrance.

“Manufacture” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding (prior to distribution) of Product or any intermediate thereof.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on (x) the value of the Transferred Assets taken as a whole, (y) the operation of the Princeton Facility taken as a whole or (z) the ability of any Divesting Entity to consummate the transactions contemplated by this Agreement or to perform its obligations under the Transitional Services Agreement following the Closing Date; provided, however, that none of the following, and no event, change, occurrence or effect arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect: (a)(i) Seller’s and its Affiliates’ compliance with the terms and conditions of this Agreement or any Ancillary Agreement, or (ii) any action or inaction by Seller or its Affiliates that Purchaser has expressly requested in writing be taken or that this Agreement prohibits the Seller or its Affiliates from taking; (b) any event, change, occurrence or effect affecting the industry or industry sectors in which the Divesting Entities operate generally, the general economy in the United States or worldwide, or the credit or other financial markets; (c) regulatory or political conditions, including the worsening of any existing conditions; (d) any natural disaster, any epidemic, pandemic or outbreak of disease (including the COVID-19 pandemic) or the implementation of any COVID-19 measures by any Governmental Entity, any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening any of the foregoing, or any national or international calamity or crisis; (e) any failure of the operation of the Princeton Facility to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets (but the underlying reason for the failure to meet such forecasts, projections, predictions, guidance, estimates, milestones or budgets may be considered, except as otherwise provided in this definition); (f) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Transferred Assets, including any loss of, or impact on the relations of the Divesting Entities with, any employees, customers, suppliers, partners or distributors; (g) any change or prospective change in Laws, GAAP, IFRS, or the interpretation or enforcement thereof; or (h) the commercial or regulatory performance of the Product that conforms to regulatory Consents; provided, further, that, with respect to a matter described in any of clauses (b), (c), (d) and (g), such event, change, occurrence or effect may be taken into account in determining whether there has been a Material Adverse Effect only to the extent such event, change, occurrence or effect has a materially disproportionate adverse effect on the value of the Transferred Assets or the operation of the Princeton Facility relative to other similar assets or facilities owned or operated by other Persons in the geographic region, industry or market, as applicable, in which the Princeton Facility operates (and only to the extent of such materially disproportionate adverse effect).

“NJDEP” means New Jersey Department of Environmental Protection.

“Permitted Liens” means (a) the Liens set forth on Schedule 1.01(b); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens on the Transferred Assets (other than the Princeton Lease) arising or incurred in the ordinary course of business for an amount not to exceed Twenty-Five Thousand Dollars ($25,000), in the aggregate, and that are not delinquent; (c) Liens arising under (i) original purchase price conditional sales Contracts and (ii) equipment leases with Third Parties that are included in the Transferred Contracts for amounts that are not delinquent; (d) Liens for Taxes and other governmental charges that are (i) not due and payable or (ii) being contested in good faith and set forth on Schedule 1.01(b); (e) recorded easements, covenants, restrictions, rights-of-way, zoning, entitlements, land use, building restrictions that do not prohibit or interfere with the operation of the Princeton Facility; and (f) restrictions on the use and operation of the Transferred Assets under the terms and provisions of the Princeton Lease.

“Person” means an individual or a sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, or other similar entity or organization, including a Governmental Entity.

“Pre-Closing Period” means the period from the date of this Agreement until the earlier to occur of the Closing Date and the date of termination of this Agreement pursuant to Section 9.01.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, in the case of a Straddle Tax Period, the portion ending on and including the Closing Date.

“Princeton Facility” means the facilities located at the property known as 104 Campus Drive, Princeton, West Windsor Township, New Jersey and leased pursuant to the Princeton Lease.

“Proceeding” means any suit, action, proceeding, arbitration, audit, written notice of violation, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Product” means the drug constituent of the pharmaceutical product known as eryaspase / GRASPA®, as sold or offered for sale by or on behalf of the Divesting Entities as of immediately prior to the Closing.

“Purchase Price” means Forty-Four Million Five Hundred Thousand Dollars ($44,500,000).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, leaching, escaping or allowing to escape or migrate into or through the environment, including surface water, soil, groundwater, ambient air (indoor or outdoor), land surface or subsurface strata or within any building, structure, facility or fixture.

“Representatives” means, as to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Retained Employees” means the employees of Seller and its Affiliates set forth on Schedule 1.01(c).

“Retained Equipment” means the twelve (12) ERYCAPS machines located at the Princeton Facility, for which Seller will, or will cause any other Person to, on and after the date immediately following the Closing, provide Purchaser a right to use, operate and, to the extent appropriate, maintain in accordance with the terms of the CSA Term Sheet or the Commercial Supply Agreement, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Seller Intellectual Property” means any and all Intellectual Property, in each case, to the extent owned, licensed or sublicensed from a Third Party, or otherwise controlled, in each case, by Seller or any of its Affiliates.

“SPCC Plan” means a Spill Prevention, Control and Countermeasure Plan (as that term is defined in 40 CFR § 112.2).

“Straddle Tax Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Tax” or “Taxes” means (a) any and all U.S. federal, state, and local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes, including any interest, penalty, or addition thereto, in each case imposed by a Taxing Authority, whether disputed or not, and (b) any Liability for the payment of amounts described in clause (a) as a result of transferee or successor liability or as a result of any obligation to indemnify any other Person, by Contract or otherwise by operation of Law.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to any Tax filed or required to be filed with a Taxing Authority or supplied to or required to be supplied to any Governmental Entity (other than a Taxing Authority), including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection, or imposition of any Tax.

“Third Party” means any Person other than Purchaser, the Divesting Entities and their respective Affiliates.

“Transfer Taxes” means all sales, use, value added, transfer, recording, ad valorem, privilege, documentary, registration, conveyance, excise, license, and stamp Taxes arising out of, in connection with, or attributable to the transactions contemplated by this Agreement.

“Transitional Services Agreement” means the Transitional Services Agreement to be entered into at Closing between Purchaser and Seller (or their respective Affiliates), substantially in the form of Exhibit C.

“Treasury Regulations” means the regulations promulgated under the Code.

SECTION 1.02 Interpretation. Any capitalized term used in any Schedule, including the Seller Disclosure Schedule, or in any Exhibit, but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The descriptive headings of the several Articles and Sections of this Agreement, the Table of Contents to this Agreement and the Schedules to this Agreement, including the Seller Disclosure Schedule, are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles,” “Sections,” “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. The terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement. References (a) to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder and (b) to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to days shall be deemed to refer to calendar days, unless otherwise specified. The terms “include,” “includes,” and “including” are not limiting and shall be deemed to be followed by the words “without limitation.” Except where the context otherwise requires, wherever used, the word “or” is used in the inclusive sense (and/or). Any references in this Agreement to dollars, or to $, are expressed in the currency of the United States.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Divesting Entities (as applicable) to, sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from the Divesting Entities, all of Divesting Entities’ right, title and interest in, to and under the Transferred Assets in each case as of the Closing and thereafter and free and clear of all Liens (other than Permitted Liens), in consideration for (x) Purchaser’s payment of the Purchase Price and (y) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities contemplated hereby are collectively referred to in this Agreement as the “Acquisition.”

SECTION 2.02 Transferred Assets and Excluded Assets.

(a) The term “Transferred Assets” means all of the Divesting Entities’, as applicable, right, title and interest in, to and under the following assets as they exist at the time of the Closing:

(i) all inventory of materials that is located as of the Closing at the Princeton Facility or at any other location for use in the Manufacture of the Product at the Princeton Facility or otherwise described on Schedule 2.02(a)(i), but excluding any inventory of active pharmaceutical ingredient and other materials set forth on Schedule 2.02(b)(xv), whether or not included in any Product (collectively, the “Transferred Inventory”);

(ii) the real property lease set forth on Schedule 2.02(a)(ii) (the “Princeton Lease”);

(iii) the (A) Contracts listed or described on Schedule 2.02(a)(iii), but excluding any Pre-Closing Accounts Receivable thereunder and all rights, claims or causes of action (including warranty claims) of the Divesting Entities thereunder related to supplies or services provided to the Divesting Entities prior to the Closing (collectively, together with the Princeton Lease, the “Transferred Contracts”) and (B) Shared Contracts to be assigned to Purchaser or any of its Affiliates in accordance with Section 2.03(d);

(iv) all records, files, books and documents, in such form as maintained by the Divesting Entities, to the extent (A) relating to the other Transferred Assets, (B) owned, maintained and in the possession or control of the Divesting Entities and (C) necessary for the use or occupancy of the Transferred Assets as of the Closing Date, but excluding, in all cases, any and all (x) Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser) and (z) Excluded Communications;

(v) to the extent transferrable, all registrations, permits, licenses, franchises, approvals or authorizations issued or granted to the Divesting Entities by Governmental Entities for the operation of the Princeton Facility, including the registrations, permits, licenses, franchises, approvals and authorizations set forth on Schedule 2.02(a)(v) (collectively, the “Transferred Permits”); and

(vi) to the extent transferrable, all tangible personal property and interests therein, including machinery (other than the Retained Equipment) and Know-How (which shall be co-owned by Seller and Purchaser), equipment, furniture, furnishings and computer hardware, located as of the Effective Time at the Princeton Facility or any other Seller or its Affiliates’ facilities, including (for the avoidance of doubt) all tangible personal property that Seller is required to relocate from Seller’s or its Affiliates’ facilities to the Princeton Facility (collectively, the “Transferred Equipment”).

(b) Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, no Divesting Entity shall sell, transfer, assign or deliver to Purchaser, and Purchaser shall not purchase, acquire or accept, any right, title and interest of any Divesting Entity in, to or under any assets of any Divesting Entity not expressly included in the Transferred Assets (all such other assets, the “Excluded Assets”), including:

(i) all cash, cash equivalents, investments and securities and bank or other deposit or securities accounts;

(ii) all intercompany accounts receivable, intercompany accounts payable, intercompany debts or other intercompany obligations;

(iii) except as set forth in Article VII, all rights, title and interests in, to or under any assets in respect of any Employee Benefit Plan;

(iv) all refunds or rights to receive refunds, with respect to any Taxes of Seller or any of its Affiliates;

(v) all Tax credits, deposits, and prepayments and other Tax assets of Seller or any of its Affiliates;

(vi) all Tax Returns and Tax records (including workpapers) of Seller or any of its Affiliates;

(vii) all rights to insurance policies or practices of Seller and its Affiliates (including any captive insurance policies, self-insurance, surety bonds or corporate insurance policies or practices), any refunds paid or payable in connection with the cancellation or discontinuance of any such policies or practices, and any claims made under such policies;

(viii) all Excluded Communications;

(ix) all rights of Seller or its Affiliates under this Agreement, the Ancillary Agreements and any other agreements, certificates and instruments relating to the sale of the Transferred Assets (or any portion thereof), or otherwise delivered in connection with this Agreement;

(x) all shares of capital stock and other equity interests, and all stock record books and ledgers, of Seller or any of its Affiliates;

(xi) all certificates of incorporation, by-laws, corporate minutes, corporate resolutions and other similar corporate documents and records of Seller or any of its Affiliates;

(xii) all accounts receivable of any Divesting Entity outstanding on the Closing Date (the “Pre-Closing Accounts Receivable”);

(xiii) the Shared Contracts to be retained by Seller and its Affiliates in accordance with Section 2.03(d);

(xiv) all Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser), including the Retained Names and Marks;

(xv) any and all inventory of active pharmaceutical ingredient and any and all quantities of the materials identified on Schedule 2.02(b)(xv); and

(xvi) the Retained Equipment.

(c) Subject to Section 6.03, the Divesting Entities shall have the right, on behalf of themselves and their Affiliates, licensees, sublicensees, licensors, sublicensors and distributors, to (i) retain copies of the documents, materials and data relating to the Transferred Assets prior to the Closing Date, in each case, as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange, Tax and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation and insurance matters and (ii) prior to delivering or making available any Transferred Asset to Purchaser in accordance with Section 2.01, redact from such Transferred Asset any information to the extent that such information (A) does not in any way relate to the operation of the Princeton Facility, the Transferred Equipment or the Retained Equipment or (B) constitutes Excluded Communications or Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser).

SECTION 2.03 Consents to Certain Assignments; Shared Contracts.

(a) Seller shall, and shall cause each applicable Divesting Entity to, at Seller’s or such Divesting Entity’s expense, use its commercially reasonable efforts to obtain the Consents set forth on Schedule 2.03(a) (collectively, the “Required Consents”) prior to the Closing.

(b) To the extent that Seller’s rights under any Contract or Permit constituting a Transferred Asset, or any other Transferred Asset, may not be assigned to Purchaser without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible.

(c) If any such Consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Transferred Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Law and the Transferred Asset, shall act after the Closing as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Transferred Asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser. Notwithstanding any provision in this Section 2.03(c) to the contrary, Purchaser shall not be deemed to have waived its rights under Section 8.01(b) hereof unless and until Purchaser expressly provides written waiver thereof, citing such Section 8.01(b) in the waiver.

(d) Seller shall use its commercially reasonable efforts, prior to the Closing and for a period of no longer than twelve (12) months following the Closing, to cause each Contract set forth on Schedule 2.03(d) (each such Contract, a “Shared Contract”) to be appropriately amended and new Contracts entered into prior to, on or after the Closing Date so that Purchaser shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the operation of the Princeton Facility thereunder and Seller or its Affiliates shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the balance of the subject matter of such Shared Contract. If any such Shared Contract cannot be so amended (and new Contracts cannot be entered into) within such period, or if either of the foregoing would impair the benefits that either Purchaser or Seller would expect to derive from such amended Shared Contract, then the parties hereto shall cooperate with each other to obtain for Purchaser an arrangement to provide Purchaser with the benefits and burdens of such Shared Contract in some other manner, including Seller’s entering into such lawful arrangements with Purchaser to place Purchaser in substantially the same economic and Liability position as if such amendments and new Contracts were entered into in accordance with the foregoing. The obligations of Seller pursuant to this Section 2.03(d) shall not extend beyond the remaining term of the applicable Shared Contract as of the Closing Date.

(e) Seller and Purchaser shall reasonably cooperate with one another to obtain replacements of any Permits held by the Divesting Entities that are not transferrable that would otherwise constitute Transferred Permits if such Permits were legally transferrable to Purchaser or its Affiliates. Seller shall make its reasonable best efforts to, subject to Section 6.02 and Section 6.03, provide such documents, information and assistance as Purchaser may reasonably request (before and after the Closing) to enable Purchaser to obtain replacements for any non-transferable Permits required for the operation of the Princeton Facility following the Closing.

(f) Nothing in this Section 2.03 shall require Seller, Purchaser or any of their respective Affiliates to make any payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by Purchaser or Seller, as applicable, in its sole discretion), incur any obligation or grant any concession in order to effect any transaction contemplated by this Section 2.03.

SECTION 2.04 Assumption of Liabilities; Retained Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, and other than with respect to the Retained Liabilities, Purchaser shall unconditionally assume, subject to and effective as of the Closing, and shall pay, perform and discharge after the Closing when due, each of (and only) the following specifically identified Liabilities of the Divesting Entities (collectively, the “Assumed Liabilities”):

(i) Liabilities to suppliers for materials and services relating to the Transferred Assets ordered prior to the Closing in the ordinary course of business consistent with past practices, but delivered or provided thereafter;

(ii) Liabilities arising after and relating to periods from and after the Closing Date under any Transferred Contract, or any Shared Contract assigned to Purchaser or any of its Affiliates in accordance with Section 2.03(d), including with respect to the performance or non-performance under, or any breach of or default under, any such Transferred Contract or Shared Contract occurring after the Closing Date and including with respect to any amendments, waivers or termination of any such Transferred Contract or Shared Contract occurring after the Closing Date (including, for the avoidance of doubt, the Assumption of Lease);

(iii) Environmental Liabilities to the extent arising out of, relating to or otherwise in respect of the occupancy, operation, use or lease of, or any Release of Hazardous Substances at, the Princeton Facility by Purchaser or any of its Affiliates after the Closing Date, including any Environmental Liabilities arising out of, relating to or otherwise in respect of (A) the Release of any Hazardous Substance at or from the Princeton Facility by Purchaser or its Affiliates after the Closing Date, (B) any violation of any Environmental Law by Purchaser or its Affiliates in connection with the occupancy, operation, use or lease of the Princeton Facility after the Closing Date or (C) compliance pursuant to Section 6.16;

(iv) Liabilities expressly assumed by Purchaser pursuant to Article VII (the “Assumed Employee Liabilities”);

(v) Liabilities for (A) Taxes relating to the Transferred Assets or the operation of the Princeton Facility for any taxable period beginning after the Closing Date, (B) Purchaser’s share of Transfer Taxes under Section 6.14(d), (C) property and ad valorem Taxes (other than Transfer Taxes) with respect to the Transferred Assets for any Straddle Tax Period allocated to the taxable period beginning after the Closing Date pursuant to Section 6.14(c)(i) and (D) the Assumed Tax Liability; and

(vi) Liabilities arising out of, or relating to, events or occurrences on or after the Closing under contract or commitments incurred before the Closing as set forth on Schedule 2.04(a)(vi).

(b) Purchaser shall not assume, and shall not be responsible to pay, perform or discharge, any Liabilities of any Divesting Entity of any kind or nature whatsoever, other than the Assumed Liabilities (the “Retained Liabilities”). The Retained Liabilities include each of the following:

(i) Liabilities for (A) Taxes of Seller or any of its Affiliates (or any member of a group filing income Tax Returns on a consolidated, combined, or unitary basis of which Seller or any of its Affiliates is a member); (B) Taxes relating to the Transferred Assets or operation by Seller or its Affiliates of the Princeton Facility for any Pre-Closing Tax Period, including any such Taxes that are not due or assessed until after the Closing Date, but excluding the Assumed Tax Liability; (C) Seller’s share of Transfer Taxes under Section 6.14(d); and (D) property and ad valorem Taxes (other than Transfer Taxes) with respect to the Transferred Assets for any Straddle Tax Period allocated to the Pre-Closing Tax Period pursuant to Section 6.14(c)(i);

(ii) Liabilities expressly retained by Seller pursuant to Section 7.01;

(iii) Liabilities under any Contracts that are neither Transferred Contracts nor Shared Contracts;

(iv) Liabilities under any Transferred Contracts, or any Shared Contracts that are assigned to Purchaser or any of its Affiliates in accordance with Section 2.03(d), solely to the extent such Liabilities (A) arise on or before, or relate to periods on or before, the Closing Date or (B) arise from or relate to any breach of or default under such Transferred Contract or Shared Contract, as applicable, by any Divesting Entity on or before the Closing Date (including, for the avoidance of doubt, the Assumption of Lease);

(v) Liabilities in respect of indebtedness for borrowed money owing or guaranteed by the Divesting Entities, including such Liabilities with respect to the Transferred Assets or the Princeton Facility or any of Seller’s or its Affiliates’ facilities;

(vi) accounts payable of any Divesting Entity;

(vii) Environmental Liabilities to the extent arising out of, relating to or otherwise in respect of the occupancy, operation, use or lease of, or any Release of Hazardous Substances at, the Princeton Facility on or prior to the Closing Date, including any Environmental Liabilities arising out of, relating to or otherwise in respect of (A) the Release of any Hazardous Substance at or from the Princeton Facility on or prior to the Closing Date and (B) any violation of any Environmental Law in connection with the occupancy, operation, use or lease of the Princeton Facility on or prior to the Closing Date;

(viii) intercompany debts and obligations of the Divesting Entities;

(ix) Liabilities arising from or relating to (including Liabilities arising out of or relating to Proceedings in respect of) the leasing, ownership, use, occupancy and operation of the Transferred Assets and the Princeton Facility on or prior to the Closing Date, other than those Liabilities expressly assumed by Purchaser pursuant to Section 2.04(a), including (for the avoidance of doubt) all Liabilities relating to or arising from (A) the

Manufacture of products at, or products Manufactured at, the Princeton Facility prior to the Closing Date, including any partial Manufacture of products or products partially Manufactured at the Princeton Facility, or (B) any violation of applicable Law on or prior to the Closing Date, including any failure to obtain, maintain in effect or comply with any Permit required under applicable Law in connection with the leasing, ownership, use, occupancy and operation of the Transferred Assets or the Princeton Facility on or prior to the Closing Date;

(x) Liabilities arising from or relating to any Third Party Claim (other than a Third Party IP Claim) based upon, resulting from or arising out of the operation of the Princeton Facility, or the ownership, occupancy, use, sale, license or lease of the Transferred Assets, in each case, on or prior to the Closing Date;

(xi) Liabilities arising from or relating to any Third Party Claim alleging that the operation or use of the Princeton Facility, the Transferred Equipment or the Retained Equipment as operated or used by Seller or any of its Affiliates, in each case, on or prior to the Closing Date, including any claim arising from or relating to any alleged infringement, misappropriation, dilution or other violation by or for Seller or any of its Affiliates of any Intellectual Property of a Third Party on or prior to the Closing Date (any such Third Party Claim, a “Third Party IP Claim”).

(xii) Liabilities of Seller or any of its Affiliates arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others; and

(xiii) Liabilities to the extent arising out of or relating to the Excluded Assets.

ARTICLE III

CLOSING

SECTION 3.01 Closing. Subject to the terms and conditions of this Agreement, the closing of the Acquisition (the “Closing”) shall take place remotely by electronic exchange of executed signature pages at or after 12:00 p.m., Eastern Daylight Saving Time, on the date of this Agreement, following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VIII (other than any condition which by its nature is to be satisfied at the Closing, but subject to the waiver or satisfaction of all such conditions), or at such other place, time and date as may be mutually agreed in writing by Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59 p.m., Eastern Time, on the Closing Date (the “Effective Time”), such that Purchaser shall be deemed the owner of the Transferred Assets on and after the date immediately following the Closing Date.

SECTION 3.02 Transactions To Be Effected at the Closing.

(a) At the Closing, Seller shall, and shall cause the other Divesting Entities to (as applicable), deliver or cause to be delivered to Purchaser:

(i) duly executed counterparts to each of the Ancillary Agreements (other than the Commercial Supply Agreement);

(ii) the tangible Transferred Assets, all of which shall be located at the Princeton Facility as of the Closing;

(iii) an Assignment and Assumption of Lease with respect to the Princeton Lease in the form of Exhibit B (the “Assumption of Lease”), duly executed by Erytech Inc. and the landlord under the Princeton Lease;

(iv) a certificate, dated as of the Closing Date, of the Secretary of each of the Divesting Entities certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the board of directors or similar managing body of such Divesting Entity authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it will be a party and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of each of the Divesting Entities authorized to sign this Agreement, the Ancillary Agreements to which it will be a party and the other documents required to be delivered hereunder and thereunder;

(v) evidence reasonably satisfactory to Purchaser that all Liens (other than Permitted Liens) on the Transferred Assets have been terminated and released as of the Closing;

(vi) a certificate, dated as of the Closing Date and signed by an authorized officer of Seller, certifying that each of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(d) have been satisfied or waived in writing by Purchaser;

(vii) a duly executed IRS Form W-9 or IRS Form W-8BEN-E (or equivalent Tax form) from each Divesting Entity; and

(viii) a certificate of the Secretary of State of the State of New Jersey as to the tax good standing of each of the Divesting Entities in the State of New Jersey, dated as of a recent date.

(b) At the Closing, Purchaser shall deliver to Seller:

(i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least three (3) Business Days prior to the Closing Date), of (A) the Purchase Price and (B) such amounts as are required to be paid by Purchaser pursuant to Section 3.03;

(ii) duly executed counterparts to each of the Ancillary Agreements (other than the Commercial Supply Agreement);

(iii) the Assumption of Lease, duly executed by Purchaser;

(iv) a certificate, dated as of the Closing Date, of the Secretary of Purchaser certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it will be a party and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Purchaser authorized to sign this Agreement, the Ancillary Agreements to which it will be a party and the other documents required to be delivered by it hereunder and thereunder; and

(v) a certificate, dated as of the Closing Date, signed by an authorized officer of Purchaser, certifying that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied or waived in writing by Seller.

SECTION 3.03 Prorations.

(a) Seller and Purchaser acknowledge that certain expenses related to the operation of the Transferred Assets are prepaid by Seller. Accordingly, the following items shall be apportioned between Seller and Purchaser, with Seller being responsible for all such expenses which are attributable to periods on or prior to the Closing Date or to goods or services provided to Seller or any of its Affiliates on or prior to the Closing Date, and Purchaser reimbursing Seller for all such expenses prepaid by Seller which are incurred in the ordinary course of business consistent with past practices and attributable to periods after the Closing Date or to goods or services to be provided to Purchaser or any of its Affiliates after the Closing Date: (i) prepaid rent and any other amounts prepaid under the Princeton Lease, the Transferred Contracts or the Shared Contracts that are assigned to and assumed by Purchaser in accordance with Section 2.03(d); (ii) gas, electricity and other utility charges and services charges with respect to the Transferred Assets; and (iii) any other operating expenses or other items pertaining to the Transferred Assets that are customarily prorated between a purchaser and a seller in the area in which the Princeton Facility is located.

(b) Notwithstanding anything contained in Section 3.03(a):

(i) The applicable Divesting Entities shall receive the entire advantage of any discounts for the prepayment by it of any Taxes, water rates or sewer rents.

(ii) As to gas, electricity and other utility charges referred to in Section 3.03(a)(ii), the applicable Divesting Entities may elect to pay one or more of all of such items accrued to the Closing Date directly to the Person entitled thereto, and to the extent that such Divesting Entity so elects, such item shall not be apportioned at the Closing, and the Divesting Entities’ obligation to pay such item directly in such case shall survive the Closing.

(iii) Purchaser agrees to purchase at the Closing (at the cost paid by the applicable Divesting Entity) and pay for following the Closing, any heating oil, propane or other fuel located at the Princeton Facility at the Effective Time, the amount of such heating oil, propane or other fuel and the cost thereof to be determined as of the date immediately prior to the Closing Date by a certificate of an agent or employee of the applicable Divesting Entity.

(c) Following the Closing, Seller shall deliver to Purchaser an account (“Post-Closing Account Statement”), in reasonable detail, of (i) promptly, and in any event no later than five (5) Business Days following the end of the month in which the Closing took place, and (ii) thereafter, promptly after the receipt of such invoice or calculation of such expense:

(x) any expenses related to the operation of the Transferred Assets that were prepaid by the Divesting Entities in accordance with Section 3.03(a),

(y) any expenses that were invoiced to and paid by the Divesting Entities for Assumed Liabilities post-Closing and

(z) any expenses constituting Assumed Liabilities pursuant to Section 2.04(a)(iv) that are incurred by the Divesting Entities in connection with Transferred Employees who accept their offers of employment with Purchaser following the Closing in accordance with the terms and conditions of their respective offer letters from Purchaser.

Purchaser shall, after receipt of the Post-Closing Account Statement, promptly and in any event no later than ten (10) Business Days following such receipt, pay to Seller, to Seller’s bank account at a bank in the United States designated by Seller in writing, such expenses. If there is any dispute regarding the calculation of such expenses in the Post-Closing Account Statement, the parties shall, in good faith, mutually resolve such dispute in the customary manner for such transactions.

SECTION 3.04 Withholding. Purchaser shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement (including the Purchase Price) all Taxes that Purchaser is required to deduct and withhold under applicable Tax Law. To the extent that amounts are so withheld or deducted and timely paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, (a) the Form 20-F (except to the extent superseded by the Form 6-K) or the Form 6-K (and, in the case of each of the Form 20-F and the Form 6-K, excluding any supplement, modification or amendment thereto and any disclosures set forth therein (x) under the captions or sub-captions “Summary Risk Factors,” “Risk Factors” or “Special Note Regarding Forward-Looking Statements” or words of similar import and (y) in any other section relating to forward-looking statements to the extent they are cautionary, predictive or forward-looking in nature); provided, that any matter disclosed in such SEC filings shall not be deemed disclosed for purposes of Section 4.01, Section 4.02, or Section 4.03 or (b) the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Seller and Erytech Inc., hereby, jointly and severally, represent and warrant to Purchaser as follows:

SECTION 4.01 Organization and Standing.

(a) Each Divesting Entity is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation. Each Divesting Entity has the requisite power and authority to enable it to own, lease or otherwise hold the Transferred Assets owned, leased or otherwise held by it and to operate the Princeton Facility as currently operated.

(b) Each Divesting Entity is duly qualified or authorized to conduct business and in good standing under the Laws of each jurisdiction in which the ownership, lease, operation or administration of the Transferred Assets or the operation of its business requires such qualification, except for such jurisdictions where the failure to be so qualified, authorized or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 4.02 Authority; Execution and Delivery; Enforceability. Each Divesting Entity has the requisite corporate or other entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each Divesting Entity has taken all corporate or other entity action required by its organizational documents and applicable Law to authorize the execution and delivery of this Agreement and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement, and, prior to the Closing, each Divesting Entity will have taken all corporate or other entity action required by its organizational documents and applicable Law to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by such Ancillary Agreements. The Acquisition will not, when consummated, constitute a sale of all or substantially all of the property and assets of Seller for purposes of recommendation n°2015-05 from the French Autorité des marchés financiers or of Erytech Inc. for purposes of Section 271 of the Delaware General Corporation Law. Each of Seller and Erytech Inc. has duly executed and delivered this Agreement, and, prior to the Closing, each Divesting Entity will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and, as of the Closing, each such Ancillary Agreement will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

SECTION 4.03 Non-Contravention and Approvals.

(a) The execution and delivery by each of Seller and Erytech Inc. of this Agreement does not, and none of the execution and delivery by Seller and each other Divesting Entity of each Ancillary Agreement to which it will be a party, the consummation by Seller and each other Divesting Entity of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement, and the consummation by Seller and each other Divesting Entity of the transactions contemplated to be consummated by them, as applicable, under the Ancillary Agreements will, (i) violate the organizational documents of Seller or any other Divesting Entity, (ii) except as set forth in Schedule 4.03(a), require the consent, notice or other action by any Person under, conflict with, or result in any breach of or constitute a default or give rise to any termination right under any Transferred Contract or any Contract by which any of the Transferred Assets or the Princeton Facility is bound or affected, or result in the imposition or creation of any Lien upon any Transferred Asset (except for a Permitted Lien) or (iii) subject to obtaining the Consents described in Section 4.03(b), violate any Judgment or Law applicable to such Divesting Entity or any of the Transferred Assets.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by the Divesting Entities in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition.

SECTION 4.04 Title to Assets. The Divesting Entities, taken together, have valid leasehold interests in the Princeton Facility and good and valid title to all other material Transferred Assets (in each case, other than those Transferred Assets that are leased or licensed assets, as to which assets the Divesting Entities, taken together, have valid lease or license rights, as applicable), in each case free and clear of Liens, except for Permitted Liens.

SECTION 4.05 Condition and Sufficiency of Assets.

(a) Except for the Retained Equipment, Schedule 4.05(a) sets forth a true and correct list of any and all fixed assets owned and operated, on the date hereof, by Seller or Divesting Entities or any of its or their Affiliates that are located at the Princeton Facility. Each of the Transferred Equipment and the Retained Equipment (i) is in good operating condition and repair, ordinary wear and tear excepted, (ii) is usable, suitable and adequate for the purpose(s) for which such Transferred Equipment and the Retained Equipment is currently used, and (iii) has been inspected, operated and maintained by the Divesting Entities in all respects in accordance with industry standards for companies in the United States similarly situated to Seller and its Affiliates.

(b) All the Transferred Inventory consists of a quality and quantity usable in the ordinary course of operation of the Princeton Facility consistent with past practice.

(c) Except as set forth (i) on Schedule 4.05(c), (ii) in the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time) with respect to the use, operation and maintenance of the Retained Equipment or (iii) in the Transitional Services Agreement, there is no administrative, general corporate, finance, IT, human resources, legal and compliance, business development, regulatory, quality and other similar support services and functions provided by Seller and its Affiliates to the Princeton Facility operations prior to the Closing required for the continued use, operation and maintenance of the Princeton Facility, the Transferred Assets and the Retained Equipment immediately following the Closing in substantially the same manner as used, operated and maintained by the Divesting Entities immediately prior to the Closing. During the six- (6-) month period prior to the date of this Agreement, neither Seller nor any of its Affiliates has removed from the Princeton Facility any machinery, equipment, furniture, furnishings, computer hardware or other tangible personal property which is necessary for or material to the operation of the Princeton Facility, other than items that have been depleted, sold or disposed of in the ordinary course of business consistent with past practice.

(d) No Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser) is required to be purchased, acquired, licensed and accepted by Purchaser in order for Purchaser to operate and maintain the Transferred Equipment and with respect to operation and maintenance of the Retained Equipment, other than rights to Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser) licensed to Purchaser with respect to the Retained Equipment or the Know How transferred pursuant to this Agreement, in each case in all respects in substantially the manner in which all such equipment is operated and maintained by Seller prior to the Closing.

(e) Schedule 4.05(e) sets forth operating expenses related to the Transferred Assets for the fiscal year ended December 31, 2021, as extracted from Seller’s books and records and being used to prepare the financial statements, prepared in accordance with IFRS, to be included in Seller’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which will be filed with the SEC. Such operating expenses of the Transferred Assets for the fiscal year ended December 31, 2021 arise from the following Princeton Facility cost centers: Facilities and Engineering, Global Qualification and Validation, Global Supply Chain, Manufacturing, MSAT, Quality Assurance, Quality Control, Quality Systems, Quality Suppliers, Supply Chain and US-Philadelphia ARC and exclude expenses that Seller considers variable expenses, including consumables, lab tests, supplies, transport, and travel expenses, Schedule 2.02(a)(i) (as of the date hereof) sets forth the Transferred Inventory based on monthly physical accounts. Schedule 2.02(a)(i), taking into account the purposes for which it was prepared, presents estimates of the amounts shown therein for the period ended April 1, 2022 for the Transferred Assets.

SECTION 4.06 Transferred Contracts and Shared Contracts.

(a) Schedule 4.06(a) sets forth, as of the date hereof, a true and complete list of all Contracts to which any of the Divesting Entities is a party that primarily relate to the Transferred Assets, the Assumed Liabilities, the Employees or the operation or maintenance of the Princeton Facility, that are necessary for the use, operation or maintenance of the Transferred Assets or the Princeton Facility or are otherwise Transferred Contracts, other than Contracts involving annual payments or other consideration of less than Fifty Thousand Dollars ($50,000) in the aggregate.

(b) To the extent not otherwise listed in response to Section 4.06(a), Schedule 4.06(b) also sets forth, as of the date hereof, a true and complete list of all Contracts to which any of the Divesting Entities is a party that primarily relate to the Transferred Assets, the Assumed Liabilities, the Employees or the operation or maintenance of the Princeton Facility, that are necessary for the use, operation or maintenance of the Transferred Assets or the Princeton Facility or are otherwise Transferred Contracts that relate to the following:

(i) all Contracts for capital expenditures in excess of Fifty Thousand Dollars ($50,000);

(ii) all Contracts that relate to the acquisition or disposition of any Transferred Assets for consideration in excess of Fifty Thousand Dollars ($50,000);

(iii) all leases or rental agreements, licenses, installment and conditional sale agreements and other Contracts that provide for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any tangible personal property;

(iv) all joint venture or partnership, joint development, merger, asset or share purchase or divestiture Contracts relating to the Transferred Assets;

(v) all Contracts (or series of Contracts) with suppliers of products or services at or to the Princeton Facility involving annual payments or other consideration in excess of Fifty Thousand Dollars ($50,000);

(vi) all Shared Contracts in excess of Fifty Thousand Dollars ($50,000);

(vii) all Transferred Contracts containing a covenant not to compete or other restrictive covenant covering the Transferred Assets or the operation of the Princeton Facility that in any material respect, after the Closing, would (A) limit or restrict the development, marketing, manufacture, distribution or sale of any of the products or services of Purchaser or any of its Affiliates or any future line extension of such products or services into other forms, (B) limit or restrict the ability of Purchaser or any its Affiliates to enter into any market or line of business, (C) restrict or prohibit Purchaser or any of its Affiliates from transacting business or dealing in any manner with any other Person, or (D) restrict or prohibit Purchaser or any of its Affiliates from hiring or soliciting to hire any personnel of any party thereto;

(viii) all Contracts with Employees;

(ix) all Contracts with or relating to independent contractors, consultants, temporary employees or leased workers (or similar arrangements) providing services at or to the Princeton Facility involving annual payments or other consideration in excess of Fifty Thousand Dollars ($50,000) in the aggregate;

(x) all Contracts with any Governmental Entity; and

(xi) all non-competition, non-solicitation or other restrictive covenant agreements between Seller or its Affiliates and any Employee or independent contractor currently providing services at or to the Princeton Facility.

(c) Each of the Transferred Contracts and Shared Contracts is a legal, valid and binding obligation of the Divesting Entity that is a party thereto and, each other party thereto, subject, as to enforcement, to the Enforceability Exceptions. None of the Divesting Entities is in material breach or material default under any Transferred Contract or Shared Contract to which it is a party and, no other party to any Transferred Contract or any Shared Contract is in material breach or material default thereunder. As of the date hereof, none of the Divesting Entities has given to or received from any other party to a Transferred Contract or Shared Contract any written or, oral notice terminating such Transferred Contract or Shared Contract. No event or circumstance has occurred, and no circumstance or condition exists, that would reasonably be expected to (with or without notice or lapse of time, or both) (i) result in a material violation or material breach of any provision of any Transferred Contract or any Shared Contract, (ii) give any Person the right to accelerate the maturity or performance of any Transferred Contract or any Shared Contract, or to cancel, terminate or modify any Transferred Contract or any Shared Contract, or (iii) cause, result in or permit the loss or any material rights or material benefits under any Transferred Contract or Shared Contract. Prior to the date hereof, copies of all Transferred Contracts and Shared Contracts have been made available to Purchaser, except to the extent such Transferred Contracts or Shared Contracts have been redacted to (y) enable compliance with applicable antitrust Laws or Laws relating to the safeguarding of data privacy or (z) comply with confidentiality obligations owed by any of the Divesting Entities to Third Parties. No Divesting Entity has waived any material right under any Transferred Contract or any Shared Contract.

SECTION 4.07 Taxes.

(a) All material Tax Returns required to be filed by a Divesting Entity with respect to the Transferred Assets and the operation of the Princeton Facility have been filed timely (taking into account any extensions of time in which to file) and each such Tax Return was prepared in material compliance with applicable Tax Law and was true, complete, and correct in all material respects. All Taxes required to be paid by the Divesting Entities with respect to the Transferred Assets and the operation of the Princeton Facility (whether or not shown on any Tax Return) have been paid. All Taxes required to be withheld or collected by the Divesting Entities with respect to the Transferred Assets in connection with amounts paid or owing to the Employees, any independent contractor of the Divesting Entities providing services to the Princeton Facility, and any customer of the Divesting Entities or other Third Party doing business with the Princeton Facility have been withheld or collected and, to the extent required, have been properly and timely paid to the appropriate Taxing Authority, and each Divesting Entity has materially complied with all information reporting with respect to such withholding or collection required by applicable Tax Law.

(b) During the past six (6) years, no claim has been made in writing by a Taxing Authority (i) in a jurisdiction where a Divesting Entity does not file Tax Returns that the Divesting Entity is or may be subject to Tax by that jurisdiction with respect to or in relation to any Transferred Assets or the operation of the Princeton Facility, or (ii) in a jurisdiction where a Divesting Entity has previously filed any Tax Return that the Divesting Entity is or may be subject to additional Taxes with respect to or in relation to any Transferred Asset or the operation of the Princeton Facility.

(c) No Divesting Entity has received written notice of any pending dispute, audit or claim with or by any Taxing Authority with respect to any Transferred Assets or the operation of the Princeton Facility.

(d) All material Tax deficiencies asserted, or assessments made, in writing against a Divesting Entity with respect to the Transferred Assets by any Taxing Authority have been fully paid or otherwise settled.

(e) None of the Divesting Entities has (i) waived any statute of limitations with respect to Taxes relating to the Transferred Assets or agreed to extend the period for the assessment or collection of any such Taxes (other than any extensions of time in which to file a Tax Return), which waiver or extension is still in effect (nor has any such waiver been requested but not yet agreed to) or (ii) requested any extensions of time (other than any such extensions properly obtained in the ordinary course of business) within which to file any Tax Return with respect to the Transferred Assets, which Tax Return has not yet been filed.

(f) None of the Divesting Entities has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2) or any analogous provision of state or local Tax Law.

(g) There are no Liens for Taxes upon the Transferred Assets except for Permitted Liens.

(h) None of the Divesting Entities is a “foreign person” within the meaning of Section 1445(f)(3) of the Code.

(i) Notwithstanding anything in this Agreement to the contrary, (i) any claim for breach of representation with respect to Taxes pursuant to this Agreement shall be based on the representations contained in this Section 4.07 and Section 4.09 and shall not be based on the representations contained in any other provision of this Agreement and (ii) no representation or warranty with respect to Taxes in this Agreement shall apply or be relied upon with respect to any taxable period beginning after the Closing.

SECTION 4.08 Litigation. There is not as of the date hereof, nor since January 1, 2020 has there been any, Proceeding pending or, to the Knowledge of Seller, threatened against or by any of the Divesting Entities or any of their respective Affiliates (a) relating to, affecting or in respect of the Transferred Assets, the Assumed Liabilities or the Princeton Facility or the operation thereof or (b) that challenge or seek to prevent, enjoin or otherwise delay the Acquisition or any of the other transactions contemplated by this Agreement; and neither any event has occurred nor any circumstance exists that could reasonably be expected to give rise to, or form the basis for, any such Proceeding. There is not as of the date hereof, nor since January 1, 2020 has there been any, Proceeding pending or, to the Knowledge of Seller, threatened by or against any past or present Employees relating to, affecting or with respect to their employment with or activities on behalf of any Divesting Entity or any of their respective

Affiliates, and, to the Knowledge of Seller, no event has occurred that could reasonably be expected to give rise to, or serve as a basis for, any such Proceeding. Since January 1, 2020, there has been no internal investigation relating to any Divesting Entity’s compliance with Laws or responding to any inquiry, investigation or notice from a Governmental Entity that has revealed any non-compliance by any Divesting Entity of any Law that is applicable to any of the Transferred Assets, the Assumed Liabilities or the Princeton Facility or the operation thereof. None of the Divesting Entities is party or subject to, or in default under, any Judgment or any proposed Judgment relating to, affecting or in respect of any of the Transferred Assets, the Assumed Liabilities or the Princeton Facility or the operation thereof.

SECTION 4.09 Employment Matters.

(a) Schedule 4.09(a) sets forth a true and complete list as of the date of this Agreement of all employees of Seller and its Affiliates (identified by identification number) who are located at the Princeton Facility, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, but excluding any of the Retained Employees (the “Employees”), and each such Employee’s job title or position (including whether full-time or part-time), job classification (whether exempt or non-exempt), work location, hire date, such Employee’s current annual base salary or wage rate, and target bonus or commissions and whether such Employee is on a leave of absence (and if so, the nature of such leave of absence). All Employees are employed on an “at-will” basis. None of the Employees are leased employees or temporary employees employed through a third-party entity. As of the Closing Date or as promptly as practicable thereafter, all compensation (including wages, commissions, bonuses and any other incentive-based compensation) payable to all Employees (including the Transferred Employees) for services performed on or prior to the Closing Date shall have been paid in full and there shall be no unsatisfied agreement, understanding or commitment with respect to any compensation, commissions, bonuses or other incentive-based compensation for any Employee, in each case, other than the Assumed Employee Liabilities.

(b) Schedule 4.09(b) contains a true and complete list as of the date of this Agreement of each material Employee Benefit Plan, separately identifying with an asterisk each Employee Benefit Plan or any portion thereof for which assets or Liabilities will transfer to the Purchaser or its Affiliates pursuant to Article VII or by operation of Law (collectively, the “Assumed Plans”). True and complete copies of all written Employee Benefit Plans and written summaries of all material plan terms of all Employee Benefit Plans that have not been reduced to writing have been provided or made available to Purchaser. Each Assumed Plan has been established, administered and maintained in all material respects in accordance with its terms and in compliance with all applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a current favorable determination, advisory, or opinion letter from the IRS or has a pending application for a determination letter from the IRS. Except as would not reasonably be expected to have a Material Adverse Effect, there is no material pending or, to the Knowledge of Seller, threatened Proceeding relating to any Assumed Plan (other than routine claims for benefits), and no Assumed Plan has since January 1, 2020 been the subject of or received written notice of an examination or audit by a Governmental Entity or been the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) result in any “parachute payment” (within the meaning of Section 280G(b)(2) of the Code) to any Employee. Furthermore, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event): (i) result in any material payment becoming due, or materially increase the amount of any compensation due, to any Employee; (ii) materially increase any benefits otherwise payable under any Employee Benefit Plan to any Employee; or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits.

(d) No Assumed Plan to which any of the Employees is subject is a nonqualified deferred compensation plan, within the meaning of Section 409A of the Code.

(e) No Employee Benefit Plan is subject to Title IV of ERISA or Section 412 or 430 of the Code. No Assumed Plan provides postretirement medical or life insurance benefits to the Seller’s current or former employees or other parties providing services in respect of the Seller or any of its Affiliates, or any dependent or beneficiary thereof, except as otherwise required under state or Federal benefits continuation Laws. No Employee Benefit Plan is a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) under Subtitle E of ERISA.

(f) Neither Seller nor any of its Affiliates is a party to, bound by or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization covering any Employees, and there is not any union, works council or labor organization representing or purporting to represent any Employee, and no union, works council, labor organization or group of Employees is seeking to organize Employees for the purpose of collective bargaining. There are no strikes, work stoppages, work slowdowns, lockouts, concerted refusal to work overtime or other similar labor disruption or dispute pending, or, to the Knowledge of Seller, threatened involving the Princeton Facility or any Employees.

(g) Seller and its Affiliates have, and have since January 1, 2020 been, in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to Employees and the operation of the Princeton Facility, including all Laws relating to labor relations, collective bargaining, employee benefits, fair employment practices, employment discrimination (including harassment and/or failure to accommodate), retaliation, immigration, wage and hours, wage payment, paid time off benefits, leaves of absence, paid leave or sick time, child labor, meal and break periods, privacy rights, health and safety, New Jersey employment Laws, the hiring and retention of employees with the right to work in the United States (including I-9 and/or e-verify compliance and requirements), obligations under the WARN Act, and unemployment, workers’ compensation and other insurance. All individuals who are located at or providing services at the Princeton Facility who are characterized and treated by Seller or its Affiliates as independent contractors cannot reasonably be deemed an employee of Seller or its Affiliates under any applicable Law. All Employees classified by Seller as exempt from the minimum wage or overtime provisions under the Fair Labor Standards Act and state and local wage and hour Laws cannot reasonably be deemed misclassified. There has not been since January 1, 2020 any audit or investigation or, to the Knowledge of Seller, threatened involving Seller or any of its Affiliates in respect of the Princeton Facility or any of the Employees, by any Governmental Entity responsible for enforcing Laws pertaining to employment or employment practices or prohibiting discrimination in employment.

(h) Schedule 4.09(h) sets forth the names and job descriptions of the two (2) Transferred Employees who work remotely from the Princeton Facility.

SECTION 4.10 Permits.

(a) Schedule 4.10(a) sets forth, as of the date hereof, each material permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation and authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity of competent jurisdiction or pursuant to any applicable Law (collectively, “Permits”) issued to or otherwise obtained by the Divesting Entities and their respective Affiliates that relate to the leasing, ownership, use, occupancy or operation of the Transferred Assets or the Princeton Facility, including the names of the Permits and their respective dates of issuance and expiration, and whether the Permits are transferable. All Permits required under applicable Law for the Divesting Entities’ current leasing, ownership, use, occupancy and operation of the Transferred Assets and the Princeton Facility (including all Permits required under applicable Law from the United States Food and Drug Administration and any other applicable United States or foreign drug regulatory authority) have been obtained by the Divesting Entities and are valid and in full force and effect. During the three years prior to the date hereof, there has not occurred any revocation, termination, withdrawal, suspension or modification of any such Permit or any material impairment of the rights of any Divesting Entity under any such Permit, and, to the Knowledge of Seller, neither has any event occurred nor any circumstance exists that, with or without notice or lapse of time or both, could reasonably be expected to result in the revocation, suspension, lapse, modification or limitation of any such Permit. During the three years prior to the date hereof, the Divesting Entities have made all material filings with, and given all material notifications to, all Governmental Entities as required by all applicable Laws in connection with or with respect to the leasing, ownership, use, occupancy and operation of the Transferred Assets and the Princeton Facility.

(b) The Transferred Permits are in full force and effect in all material respects. The Divesting Entities, taken together, are in compliance in all material respects with all of the Transferred Permits. All applications that are currently required under applicable Law for renewal of the Transferred Permits have been timely submitted. As of the date hereof, no material Proceeding is pending or, to the Knowledge of Seller, threatened regarding the revocation, termination, withdrawal, suspension or modification of any Transferred Permit or any material impairment of the rights of any Divesting Entity or any of their respective Affiliates under any Transferred Permit. As of the date hereof, none of the Divesting Entities has received any written communication from any Governmental Entity that is currently pending and that threatens to revoke, terminate, withdraw, suspend, modify or fail to renew any Transferred Permit, and neither any event has occurred nor any circumstance exists that, with or without notice or lapse of time or both, could reasonably be expected to result in the revocation, suspension, lapse, modification or limitation of any Transferred Permit.

SECTION 4.11 Compliance with Laws. The Divesting Entities have, during the three years prior to the date hereof, complied, and are in compliance, in all material respects with all Laws that are applicable to leasing, ownership, use, occupancy and operation of the Transferred Assets and the Princeton Facility, including (as applicable) GMP for pharmaceutical products sold in the United States and the respective counterparts thereof promulgated by Governmental Entities in countries outside the United States. During the three years prior to the date hereof, none of the Divesting Entities or any of their respective Affiliates has received any written notice (including any warning letter or untitled letter) from any Governmental Entity that alleges that the Transferred Assets, the operation of the Princeton Facility or any activity occurring or condition existing at the Princeton Facility failed to comply with any applicable Law or GMP. Seller has provided Purchaser with true and complete copies of all inspection reports or similar documents prepared by or on behalf of the United States Food and Drug Administration, the New Jersey Department of Environmental Protection, the United States Environmental Protection Agency or the Occupational Safety and Health Administration and issued to any Divesting Entity or any of their respective Affiliates during the three years prior to the date hereof that relate to the Transferred Assets or the Princeton Facility or the use or operation thereof.

SECTION 4.12 Environmental Matters.

(a) The Princeton Facility, and the Divesting Entities in connection with the operation of the Princeton Facility, are, and at all times during the five years prior to the date hereof have been, in compliance in all material respects with applicable Environmental Laws and all Transferred Permits issued pursuant to Environmental Laws.

(b) None of the Divesting Entities has received written notice within the five years prior to the date hereof that it is subject to any investigation or enforcement action relating to the Princeton Facility under any applicable Environmental Laws or any Transferred Permits issued pursuant to Environmental Laws which has not been resolved.

(c) All Permits required pursuant to applicable Environmental Laws with respect to operations currently conducted at the Princeton Facility have been obtained by the Divesting Entities and are valid and in full force and effect in all material respects. To the extent required by applicable Environmental Laws, any applications for renewal of such Permits have been timely submitted. No event has occurred that, with or without notice or lapse of time or both, could reasonably be expected to result in the revocation, suspension, lapse, or limitation of any such Permit.

(d) No claims are pending or, to the Knowledge of Seller, threatened against any Divesting Entity relating to the Princeton Facility that would reasonably be expected to result in Liability arising out of, relating to or otherwise in respect of (i) exposures to Hazardous Substances, (ii) Releases of Hazardous Substances, or (iii) off-site treatment, storage or disposal of Hazardous Substances.

(e) No Divesting Entity is subject to any Judgment or consent agreement relating to the Princeton Facility requiring the performance of any work or action or payment of monies under any applicable Environmental Law.

(f) No Hazardous Substances have been Released by any Divesting Entity at the Princeton Facility, nor to the Knowledge of Seller have Hazardous Substances generated by the Princeton Facility been Released at any other location.

(g) To the Knowledge of Seller, no Hazardous Substances are present at the Princeton Facility in a quantity or manner that would reasonably be expected to result in any Liabilities under any Environmental Law (including any responsibility to pay for or perform any investigation, removal, remediation, or other response action).

(h) Except as required in the ordinary course of business and in compliance in all material respects with applicable Environmental Law, there are no Hazardous Substances present on or above the ground surface at the Princeton Facility.

(i) There are no underground storage tanks located at the Princeton Facility.

(j) Except as provided herein and under the Princeton Lease, the Divesting Entities have not assumed or provided indemnity against any Liability under any applicable Environmental Law with respect to the Princeton Facility or the operation thereof.

(k) There are no environmental covenants or activity or use limitations or restrictions, recorded or unrecorded, relating to the Princeton Facility.

(l) Seller has made available to Purchaser true and complete copies of all of the following, to the extent within Seller’s possession, custody, or direct control: (i) environmental inspection reports prepared by any Governmental Entity, (ii) environmental compliance audit or assessment reports prepared by or for any Divesting Entity or any of their respective Affiliates, (iii) environmental site assessment reports prepared by or for any Divesting Entity or any of their respective Affiliates, and (iv) environmental site assessment reports prepared for Persons other than a Divesting Entity or any of their respective Affiliates, in each case, relating to the Princeton Facility.

SECTION 4.13 No Material Changes. Since January 1, 2021 through the date of this Agreement, (a) except for matters relating to the process for the sale of the Transferred Assets, the Divesting Entities have operated the Transferred Assets and the Princeton Facility in all material respects in the ordinary course of business, taking into account changes in such operations that are reasonably necessary to comply with any applicable Laws issued in response to the COVID-19 pandemic and (b) there has not been a Material Adverse Effect, and neither any event has occurred nor any circumstance exists that, with or without notice or lapse of time or both, could reasonably be expected to result in a Material Adverse Effect, and (c) except for matters relating to the process for the sale of the Transferred Assets, Seller and its Affiliates have not taken any action or failed to take any action that, if taken or failed to be taken during the Pre-Closing Period, would constitute a material breach of Section 6.01(a).

SECTION 4.14 Real Property.

(a) (i) Seller has made available to Purchaser a true and complete copy of the Princeton Lease, including all amendments thereto; (ii) the Princeton Lease is valid, binding, and in full force and effect; (iii) Erytech Inc. is the tenant of the Princeton Lease and has not subleased, licensed or otherwise granted any Person the right to use or occupy the property subject to the Princeton Lease or any portion thereof; (iv) there are no disputes involving Seller or Erytech Inc. or, to the Knowledge of Seller, any other Person with respect to the Princeton Lease; (v) no security deposit or portion thereof deposited with respect to the Princeton Lease has been applied in respect of a breach or default under the Princeton Lease that has not been redeposited in full; (vi) as of the date hereof, all rents and additional rents that are due under the Princeton Lease have been paid and neither Erytech Inc. nor, to the Knowledge of Seller, any other party to the Princeton Lease is in default under the Princeton Lease; (vii) to the Knowledge of Seller, neither any event has occurred nor any circumstance exists that, with the delivery of notice, the passage of time or both, would reasonably be expected to constitute such a default described in item (vi) above, or permit the termination, modification or acceleration of rent under the Princeton Lease; (viii) to the Knowledge of Seller, neither the property subject to the Princeton Lease nor Erytech Inc. nor the current landlord under the Princeton Lease is in breach or default of the Master Documents (as such term is defined in the Princeton Lease) or in breach or default of any other recorded easements, covenants, restrictions, rights-of-way, zoning, entitlements, land use or building restrictions affecting or encumbering the property subject to the Princeton Lease, (ix) to the Knowledge of Seller, neither any event has occurred nor any circumstance exists that, with the delivery of notice, the passage of time or both, would reasonably be expected to constitute such a breach or default described in item (viii) above, and (x) none of Erytech Inc., Seller or any of their respective Affiliates owes, or will, with the passage of time, the giving of notice, or both, owe in the future, any brokerage commissions or finder’s fees with respect to the Princeton Lease.

(b) The real property that is subject to the Princeton Lease and the buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, thereon (the “Improvements”) are (i) to the Knowledge of Seller, in compliance with Laws in all respects, (ii) in good condition and repair (ordinary wear and tear excepted) and (iii) sufficient for the operation of the Princeton Facility as presently conducted.

(c) To the Knowledge of Seller: (i) there are no structural deficiencies in or affecting any portion of the Improvements, (ii) the Improvements are watertight and all utility systems, facilities and equipment are in good working order and condition sufficient for the operation of the Princeton Facility as currently conducted and have been periodically and appropriately maintained, (iii) no Improvements constituting a part of the Princeton Facility encroach on real property owned or leased by any Third Party (other than the landlord of the Princeton Facility), and no improvements owned or leased by any Third Party (other than the landlord of the Princeton Facility) encroach upon any portion of the Princeton Facility, and (iv) no Improvement, and no current use of the Princeton Facility, is dependent on the continuance of a nonconforming use, zoning variance or other zoning exception.

(d) None of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest not included in the Princeton Lease. All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Princeton Facility have been installed and are operational and are sufficient in all respects for the operation of the Princeton Facility as currently conducted, and all hook-up fees or other similar fees or charges have been paid in full. The water and sanitary sewer service at the Princeton Facility is supplied by a Governmental Entity.

(e) Seller has not received (and Erytech Inc. has not received) any written notices of any, and, to the Knowledge of Seller, there are no Proceedings pending or threatened in the nature of (i) taking/eminent domain or condemnation proceedings (or any similar proceeding in lieu thereof) affecting the Princeton Facility or any portion thereof, or (ii) zoning, building, environmental or other land use regulation proceedings, either instituted or planned, that would be reasonably expected to affect the use, occupancy or operation of the Princeton Facility or any portion thereof as currently conducted. To the Knowledge of Seller, there are no contractual or legal restrictions that preclude or restrict the ability to use the Princeton Facility for the purposes for which it is currently being used.

(f) Erytech Inc. has not received any written notice of breach or Event of Default (as defined in the Princeton Lease) under the Princeton Lease during its tenancy of the Princeton Facility.

SECTION 4.15 Insurance. Schedule 4.15 sets forth (a) a true and complete list of all current material policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller and its Affiliates relating to the Princeton Facility, the Transferred Assets, the Assumed Liabilities or the Employees (collectively, the “Insurance Policies”); and (b) a list of all pending claims pursuant to such Insurance Policies that relate to the Princeton Facility, the Transferred Assets, the Assumed Liabilities or the Employees. There are no claims related to the Princeton Facility, the Transferred Assets, the Assumed Liabilities or the Employees pending under any Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights. All of the Insurance Policies are in full force and effect and have not been subject to any lapse in coverage. All premiums due and payable on such Insurance Policies have been paid in accordance with the terms of such policies. No Divesting Entity is in default under, or has failed to comply with, in any material respect, any Insurance Policy.

SECTION 4.16 Conveyance. Schedule 4.16 sets forth a description of the bidding process undertaken by Seller in connection with the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements. The Board of Directors of Seller has determined in good faith, following its review of the terms of this Agreement and such other facts and circumstances regarding Seller and the Acquisition that it deemed in good faith appropriate under the circumstances, that the Acquisition is in line with the corporate interest (intérêt social) of Seller (which, for the avoidance of doubt, includes the interests of all Seller stakeholders). Seller is not entering into this Agreement and the Divesting Entities are not consummating the Acquisition with the intent to defraud, delay or hinder any Divesting Entity’s creditors.

SECTION 4.17 Brokers and Finders. Except as set forth on Schedule 4.17, there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Seller or its Affiliates that is entitled to any fee or commission payable by Purchaser in connection with the Acquisition.

SECTION 4.18 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article IV (including the related portions of the Seller Disclosure Schedules) and any of the representations and warranties made in any Ancillary Documents, none of Seller, the Divesting Entities or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Divesting Entities. Notwithstanding the foregoing or anything to the contrary in this Agreement, (a) nothing in this Section 4.18 shall in any way limit any of the representations or warranties set forth in this Article IV and any of the representations and warranties made in any Ancillary Documents and (b) the provisions of this Section 4.18 shall not, and shall not be deemed or construed to waive, limit or release any claims relating to any Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

SECTION 5.01 Organization and Standing. Each of Purchaser and Purchaser Parent is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation.

SECTION 5.02 Authority; Execution and Delivery; Enforceability. Purchaser has the requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Purchaser Parent has the requisite corporate power and authority to execute and deliver this Agreement in the limited capacity in which it is so doing and to consummate the other transactions contemplated to be consummated by it by this Agreement. Purchaser has taken all limited liability company action required by its organizational documents and applicable Law to authorize the execution and delivery of this Agreement and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement, and, prior to the Closing, Purchaser will have taken all corporate or other entity action required by its organizational documents and applicable Law to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser Parent has taken all corporate action required by its organizational documents and applicable Law to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated to be consummated by it by this Agreement. Each of Purchaser and Purchaser Parent has duly executed and delivered this Agreement and, prior to the Closing, Purchaser will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and, as of the Closing, each such Ancillary Agreement will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

SECTION 5.03 Non-Contravention and Approvals.

(a) The execution and delivery by Purchaser and Purchaser Parent of this Agreement does not, and none of the execution and delivery by Purchaser of each Ancillary Agreement to which it will be a party, the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement, and the consummation by Purchaser of the transactions contemplated to be consummated by it under the Ancillary Agreements will, (i) violate the organizational documents of Purchaser or Purchaser Parent, as applicable, (ii) require the consent, notice or other action by any Person under, conflict with, or result in a breach of or constitute a default or give rise to any termination right under any Contract to which Purchaser or Purchaser Parent, as applicable, is a party or by which any of their respective properties or assets, as applicable, is bound or (iii) subject to obtaining the Consents described in Section 5.03(b), violate any Judgment or Law applicable to Purchaser or Purchaser Parent or their respective properties or assets, except, in the case of clauses (ii) and (iii), any such items that would not reasonably be expected, individually or in the aggregate, to material delay, materially impede or prevent Purchaser or Purchaser Parent from consummating the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements prior to the End Date (a “Purchaser Material Adverse Effect”).

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Purchaser or Purchaser Parent in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than (i) those that may be required solely by reason of Seller’s or any of its Affiliates’ (as opposed to any other Person’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements and (ii) those the failure of which to obtain or make would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 5.04 Litigation. There are no Proceedings pending, or to the knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates that, in any case, would reasonably be expected to result in a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Affiliates is party or subject to or in default under any unsatisfied Judgment, other than such Judgments or defaults that would not reasonably be expected to result in a Purchaser Material Adverse Effect.

SECTION 5.05 Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates that is entitled to any fee or commission payable by Seller in connection with the Acquisition.

SECTION 5.06 Independent Investigation; Non-Reliance. Purchaser has conducted its own independent investigation, review and analysis of the Princeton Facility and the Transferred Assets and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Divesting Entities for such purpose. Purchaser acknowledges and agrees that (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied upon its own investigation and the representations and warranties of Seller expressly set forth in Article IV of this Agreement (including related portions of the Seller Disclosure Schedules) and any of the representations and warranties made in any of the Ancillary Documents and (b) none of Seller, any of the Divesting Entities or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Divesting Entities except as set forth in Article IV of this Agreement (including the related portions of the Seller Disclosure Schedules) and any of the representations and warranties made in any of the Ancillary Documents. Notwithstanding the foregoing or anything to the contrary in this Agreement, (a) nothing in this Section 5.06 shall in any way limit any of the representations or warranties set forth in Article IV and (b) the provisions of this Section 5.06 shall not, and shall not be deemed or construed to waive, limit or release any claims relating to any Fraud.

ARTICLE VI

COVENANTS

SECTION 6.01 Conduct of Business.

(a) Except for matters (1) set forth on Schedule 6.01, (2) required by applicable Law or any Contract to which Seller or any of its Affiliates is a party as of the date hereof, (3) consented to by Purchaser in writing or (4) otherwise contemplated by the terms of this Agreement, during the Pre-Closing Period, Seller shall, and shall cause the other Divesting Entities to use their commercially reasonable efforts to (x) operate the Princeton Facility in the ordinary course of business consistent with past practices, taking into account changes in such operations as Seller and its Affiliates reasonably believe necessary to comply with any applicable Laws issued in response to the COVID-19 pandemic (provided that no action taken or not taken by the Divesting Entities in order to comply with any of clauses (i) through (xiii) below shall be deemed a breach of this clause (x)), and (y):

(i) not grant any increase in compensation to any Employee, other than in the ordinary course of business consistent with past practices, as required by applicable Laws or the terms of any Employee Benefit Plan, or consistent with changes or increases in Employee Benefit Plans applicable to a majority of employees of Seller and its Affiliates who are not Employees;

(ii) not (A) adopt, amend, increase benefits under, or terminate any Employee Benefit Plan as it pertains or may pertain to the Employees, other than any such amendment or increase in benefits consistent with amendments or increases in benefits applicable to a majority of employees of Seller and its Affiliates who are not Employees, or (B) grant to any Employee any bonus, equity award or other new compensation or benefits, in the case of each of clauses (A) and (B), other than in the ordinary course of business consistent with past practices, or as required by applicable Laws or the terms of any Employee Benefit Plan;

(iii) maintain the employment of each Employee in the ordinary course of business consistent with past practice; provided, however, that if an Employee voluntarily terminates his or her employment or is terminated by a Divesting Entity for cause, Seller shall promptly provide to

Purchaser an explanation in reasonable detail of the conduct or circumstances that constitute such cause. Such termination for cause of an Employee will not constitute a breach of this clause (iii);

(iv) not sell, lease, license, remove or otherwise dispose of, or enter into a Contract to sell, lease, license, remove or otherwise dispose of, any material Transferred Assets, in each case, other than (A) pursuant to existing Contracts, (B) assets at the end of their useful lives or out of redundancy or (C) in the ordinary course of business consistent with past practices;

(v) preserve and maintain all Transferred Permits required for the operation of the Princeton Facility as currently operated or the ownership and use of the Transferred Assets;

(vi) maintain the Transferred Assets in substantially the same condition as they were on the date of this Agreement, subject to ordinary wear and tear and immaterial casualty;

(vii) maintain Transferred Inventory of a quantity, quality and mix that is usable in the ordinary course of business and consistent with past practice;

(viii) neither suffer nor permit the imposition of any Lien, other than a Permitted Lien, upon the Transferred Assets;

(ix) perform all of its material obligations under and comply in all material respects with each the Transferred Contracts and the Shared Contracts;

(x) not amend, modify, renew, extend, terminate or grant any release or relinquishment of any material right under any Transferred Contract or Shared Contract, except for automatic renewals or extensions of Transferred Contracts or Shared Contracts that do not require delivery of notice or execution of any document by the applicable Divesting Entity;

(xi) maintain the books and records relating to the Princeton Facility the Transferred Assets and the Assumed Liabilities in accordance with past practice in all material respects;

(xii) comply in all material respects with all Laws applicable to the operation of the Princeton Facility and the Transferred Assets; and

(xiii) not take or permit any action or enter into any Contract that would reasonably be expected to cause any of the changes, events or conditions described in this Section 6.01(a) to occur.

(b) Nothing contained in this Agreement is intended to give Purchaser or its Affiliates, directly or indirectly, the right to control or direct the operations of Seller or its Affiliates, and nothing contained in this Agreement is intended to give Seller or its Affiliates, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Closing, each of Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates’ respective operations.

SECTION 6.02 Access to Information.

(a) During the Pre-Closing Period, Seller shall, and shall cause each of the other Divesting Entities to, afford to Purchaser and its Representatives reasonable access, upon reasonable prior notice during normal business hours, to each of the Princeton Facility, the Transferred Assets and the books and records of the Divesting Entities to the extent relating to the Transferred Assets and the Assumed Liabilities; provided, however, that, except with respect to access to the Princeton Facility, such access may be provided through an electronic data room; provided, further, however, that any such access shall be afforded subject to Section 6.03 and at such times and in a manner that does not (x) unreasonably interfere with or disrupt the normal operation of the Princeton Facility or any other operations of the Divesting Entities or (y) in light of the COVID-19 pandemic, materially jeopardize the health and safety of any Person at the Princeton Facility and is compliant with the terms and conditions of the Princeton Lease. During the Pre-Closing Period, when accessing the Princeton Facility pursuant to and in accordance with this Section 6.02(a), Purchaser shall, and shall cause its Affiliates and Representatives to, comply with all safety and security requirements for the Princeton Facility communicated to them. All inspections and testing shall be non-invasive to the Princeton Facility. Such rights of access explicitly exclude any environmental investigations or testing or any other intrusive or invasive sampling, including subsurface testing of soil, surface water or groundwater at the Princeton Facility. All requests for information made pursuant to this Section 6.02(a) shall be directed to such Person or Persons as may be designated by Seller, and Purchaser shall not directly or indirectly contact any officer, director, employee, agent or other Representative of any of the Divesting Entities or any of their respective Affiliates without the prior approval of such designated Person(s); provided, however, that, in accordance with the terms and conditions of Article VII, Purchaser and its Representatives may contact Employees for the purpose of making offers of employment to Employees and communicating, negotiating and discussing the terms and conditions of such employment and other matters relating to such employment with such Employees. During the Pre-Closing Period, Purchaser agrees that neither it nor any of its Affiliates or Representatives is authorized to contact, and Purchaser shall not, and shall cause its Affiliates and Representatives not to, contact, any licensor, competitor, supplier, distributor or customer of any of the Divesting Entities or any of their respective Affiliates with respect to the Transferred Assets, the Assumed Liabilities, this Agreement, the Ancillary Agreements or the Acquisition or the other transactions contemplated by this Agreement or the Ancillary Agreements, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Neither the auditors and independent accountants of any of the Divesting Entities or any of their respective Affiliates, on the one hand, nor the auditors and independent accountants of Purchaser and its respective Affiliates, on the other hand, shall be obligated to make any work papers available to any Person under this Agreement, unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so requested by Seller, Purchaser shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with Seller or its Affiliates with respect to any information to be provided to Purchaser pursuant to this Section 6.02(a).

(b) After the Closing Date, Purchaser shall, and shall cause its Affiliates to, on the one hand, and Seller shall, and shall cause the other Divesting Entities to, on the other hand, grant to the other such access, upon reasonable prior notice during normal business hours, to financial records and other information in their possession related to the Transferred Assets and the Assumed Liabilities and such cooperation and assistance in each case as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of any Proceeding (and the defense, appeal or settlement thereof) or any insurance matter (other than in connection with any Proceeding between or among the parties hereto or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply). Purchaser and Seller shall promptly reimburse the other for such other party’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 6.02(b), but no other charges shall be payable by the requesting party to the other party in connection with such requests. Any access afforded pursuant to this Section 6.02(b) shall be at such times and in a manner that does not (i) unreasonably interfere with or disrupt the normal operation of the party providing such access or (ii) in light of the COVID-19 pandemic, materially jeopardize the health and safety of any Person at the site where such access is granted.

(c) Purchaser acknowledges and agrees that (i) certain records may contain information relating to Seller or its Affiliates, other than with respect to the Transferred Assets and Assumed Liabilities (and, notwithstanding the inclusion of such information in such records, such information shall not constitute Transferred Assets), and that Seller and its Affiliates may retain copies thereof and (ii) prior to making any records available to Purchaser, Seller or its Affiliates may redact any portions thereof that (A) do not relate to the Transferred Assets or the Assumed Liabilities or (B) constitute Excluded Communications or Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser).

(d) Nothing contained in this Section 6.02 shall obligate any of Purchaser, Seller, the Divesting Entities or any of their respective Affiliates to, (i) breach, or take any action that could violate or breach, any fiduciary duty, duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise), Law (including any applicable antitrust Law) or Contract with any other Person, or (ii) waive any privileges, including the attorney-client privilege.

SECTION 6.03 Confidentiality.

(a) Confidentiality Agreement. During the Pre-Closing Period, the Confidentiality Agreement shall govern the respective rights and obligations of the parties hereto and their respective Affiliates and Representatives with respect to the confidential information subject thereto. The Confidentiality Agreement shall expire and be of no further force and effect upon the Closing solely with respect to the Confidential Information (but in no other respect); provided, however, that such expiration of the Confidentiality Agreement shall in no way prejudice or adversely affect Seller’s or its Affiliates’ ability after the Closing to seek damages, or any other remedy available to Seller or its Affiliates, with respect to a violation by Purchaser (or its Affiliates or Representatives) of the Confidentiality Agreement prior to the Closing.

(b) Confidential Information. Subject to, and without limiting, the provisions of Section 6.03(c) and Section 6.03(d), from and after the Closing:

(i) the parties shall abide by the confidentiality provisions of the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time) with respect to any trade secret disclosed as Confidential Information in connection with the transactions contemplated by this Agreement, and

(ii) with respect to all other categories of Confidential Information exchanged in connection with the transactions contemplated by this Agreement, for a period of five years from the date of this Agreement, the party hereto receiving such Confidential Information (the “Receiving Party”) from the other party hereto (the “Disclosing Party”) (x) shall keep such Confidential Information confidential, using at least the same level of care that the Receiving Party uses for its own Confidential Information, but in any event, not less than a reasonable level of care as generally recognized among established research pharmaceutical companies headquartered in the U.S. for the protection of their own comparable categories of confidential information, and shall not publish or otherwise disclose any such Confidential Information, except to those of the Receiving Party’s Affiliates or Representatives who have a reasonable need to know such Confidential Information to perform the Receiving Party’s obligations or exercise or enforce the Receiving Party’s rights under this Agreement or any Ancillary Agreement (and who shall be advised by the Receiving Party of the Receiving Party’s obligations hereunder and thereunder, and who must be bound by confidentiality obligations to the Receiving Party with respect to such Confidential Information no less onerous than those set forth in this Agreement) (collectively, “Recipients”) and (y) shall not use Confidential Information of the Disclosing Party directly or indirectly for any purpose other than performing its obligations or exercising or enforcing its rights under this Agreement or any Ancillary Agreement.

The Receiving Party will be responsible to the Disclosing Party for any breach by any of its Recipients of the restrictions set forth in this Agreement. Notwithstanding anything to the contrary set forth herein, the confidentiality obligations with respect to “Confidential Information” as defined by the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time) shall be governed by the terms thereof.

(c) Exceptions to Confidentiality. The Receiving Party’s obligations set forth in this Agreement will not extend to any Confidential Information of the Disclosing Party:

(i) that is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of a Receiving Party or its Recipients;

(ii) that is received by the Receiving Party from a Third Party without restriction and without breach of any obligation of confidentiality to which such Third Party is subject;

(iii) that the Receiving Party can demonstrate by competent contemporaneous written evidence was already in its possession without any limitation on use or disclosure prior to its receipt from the Disclosing Party;

(iv) that is generally made available to Third Parties by the Disclosing Party without restriction on disclosure; or

(v) that was or is independently developed by the Receiving Party without reference to, aid, application or use of Confidential Information of the Disclosing Party or use of Seller Intellectual Property (other than Know-How which shall be co-owned by Seller and Purchaser) as evidenced by the Receiving Party’s contemporaneous written records that constitute competent written proof;

provided that the parties hereto acknowledge and agree that all Confidential Information included in the Transferred Assets (other than the Know-How which shall be co-owned by Seller and Purchaser) is the sole property of Purchaser as of the Effective Time, and, with respect to Seller’s and its Receiving Parties’ confidentiality and non-use and other obligations under this Section 6.03, the exceptions set forth in the foregoing Section 6.03(c)(ii), Section 6.03(c)(iii) and Section 6.03(c)(v) shall not apply in respect of such Confidential Information included in the Transferred Assets (other than Know-How which shall be co-owned by Seller and Purchaser). For clarity, Seller and Purchaser shall be entitled to use and disclose Know-How.

(d) Permitted Disclosure. Each party hereto may disclose Confidential Information to the extent that such disclosure is: (i) made in response to a valid Judgment of a court of competent jurisdiction or valid Judgment or other binding requirement of any other Governmental Entity of competent jurisdiction; provided, however, that, unless prohibited by applicable Law, the Receiving Party shall first have, to the extent reasonably practicable, given written notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity, and provided reasonable assistance to the Disclosing Party, in each case at the expense of the Disclosing Party, to quash such Judgment or to obtain a protective order requiring that the Confidential Information or documents to be disclosed be held in confidence by such court or Governmental Entity or, if disclosed, be used only for the purposes for which the Judgment was issued or as to which the binding requirement relates; and provided further that if a Judgment is not quashed or a protective order is not obtained, the Confidential Information disclosed by the Receiving Party in response to such Judgment shall be limited to that information that is legally required to be disclosed; (ii) required in connection with any binding proceeding before an arbitral body; provided, however, that the Confidential Information disclosed by the Receiving Party in response to such binding proceeding shall be limited to the information that is required to be disclosed in response to such binding proceeding, and provided further that reasonable measures shall be taken by the Receiving Party to assure confidential treatment of such information; or (iii) otherwise required by applicable Law as determined in good faith by the Receiving Party upon the receipt of its advice of its legal counsel; provided, however, that, unless prohibited by applicable Law, the Receiving Party shall first have, to the extent reasonably practicable, given written notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity, and provided reasonable assistance to the Disclosing Party, in each case at the expense of the Disclosing Party, to obtain a protective order requiring that the Confidential Information or documents that are required to be disclosed be held in confidence; and provided further that if a protective order is not obtained, the Confidential Information disclosed by the Receiving Party shall be limited to that information that is legally required to be disclosed.

(e) Notification. The Receiving Party shall notify the Disclosing Party promptly, and cooperate with the Disclosing Party as the Disclosing Party may reasonably request, upon the Receiving Party’s discovery of any loss or compromise of the Disclosing Party’s Confidential Information as to which there is a continuing duty of confidentiality.

(f) Remedy. Each party hereto agrees that the unauthorized use or disclosure of any Confidential Information of the Disclosing Party by the Receiving Party in violation of this Agreement may cause severe and irreparable damage to the Disclosing Party. In the event of any violation of this Section 6.03, the Receiving Party agrees that the Disclosing Party will be authorized and entitled to seek an injunction or injunctions, specific performance or other equitable relief in accordance with Section 11.11, as well as any other relief permitted by applicable Law.

(g) Information Subject to CSA Term Sheet or Commercial Supply Agreement. With respect to any Confidential Information that is subject to the confidentiality and non-use obligations contained in the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time), in the event of any conflict between such obligations and the terms of this Section 6.03, the confidentiality and non-use obligations contained therein shall control.

(h) Other Parties. The parties acknowledge and agree that certain Third Parties have received confidential information pursuant to those certain confidentiality agreements between Seller and each of the respective Third Parties in contemplation of such Third Party’s interest in making an acquisition or similar proposal in connection with a transaction between Seller and such Third Party (each such agreement, an “Other Confidentiality Agreement”). From and after the Closing Date, Seller shall reasonably cooperate with any reasonable requests of Purchaser to enforce all of Seller’s rights arising from any such Third Party’s alleged breach of its Other Confidentiality Agreement.

SECTION 6.04 Publicity. Other than the press release(s) mutually agreed by Purchaser and Seller to be issued following the execution of this Agreement, or as expressly permitted by this Section 6.04, neither of Purchaser nor Seller will issue or permit any of their respective Affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules or regulations (in which case whichever of Purchaser or its Affiliates or Seller or its Affiliates, as applicable, are required to make the release or statement shall, to the extent legally permissible, (a) give the other party (whether or not such other party is named in such release or statement) such notice as may be practicable in the circumstances, but in no event fewer than four (4) Business Days, to allow the other party to comment on such release or statement in advance of such issuance and (b) consider in good faith any comments timely provided by such other party to such release or statement); provided, however, that Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, may, subject to the terms and conditions of this Agreement (including Section 6.02 and Section 6.05), (x) communicate with Governmental Entities and with customers, suppliers, distributors or other Persons engaged in the operation of the Princeton Facility regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, including in order to obtain Consents of or from any such Person necessary or desirable to effect the consummation of the transactions contemplated hereby or by the Ancillary Agreements, and (y) make public announcements and engage in public communications regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or by the Ancillary Agreements, to the extent such announcements or communications are consistent with the prior public disclosures of the parties hereto regarding the transactions contemplated by this Agreement made in accordance with this Section 6.04. If Purchaser or any of its Affiliates, on the one hand, or Seller or any of its Affiliates, on the other hand, based on the advice of its counsel, determines that this Agreement or any of the Ancillary Agreements must be publicly filed with a Governmental Entity, then such party or its applicable Affiliate, prior to making any such filing, shall provide the other party and its counsel with a redacted version of this Agreement (and any other Ancillary Agreement) that it intends to file, and will consider in good faith any comments provided by such other party or its counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Entity of those sections specified by such other party or its counsel for redaction and confidentiality. Subject to Section 6.03, the requirements of this Section 6.04 shall not apply to any disclosure by Seller, Purchaser, or any of their respective Affiliates, of any information concerning this Agreement or the transactions contemplated by this Agreement in connection with any dispute between the parties hereto or their respective Affiliates.

SECTION 6.05 Governmental Approvals and Consents.

(a) Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to (i) promptly obtain from the requisite Governmental Entities any Consents or Judgments that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with each other in promptly seeking to obtain all such Consents or Judgments and (iii) provide such other information to any Governmental Entity as such Governmental Entity may request in connection herewith. Purchaser shall pay all filing fees or other similar payments to any Governmental Entity in order to obtain any such Consents or Judgments. Prior to providing any notifications to or making any filings with any Governmental Entity, the notifying or filing party shall first provide to the other party the draft notification or filing for such party’s review and comment.

(b) Purchaser and Seller shall each promptly notify the other of any communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Purchaser, on the one hand, nor Seller, on the other hand, shall (or permit any of their respective Affiliates to) agree to participate in any meeting or other discussion with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), Proceeding or other inquiry relating to this Section 6.05 unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other party or party’s counsel the opportunity to attend and participate at such meeting or other discussion. Purchaser and Seller shall, and shall cause their respective Affiliates to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing. Purchaser and Seller shall provide each other with copies of all correspondence, filings or communications between them or any of their Affiliates or Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that such materials may be redacted (i) to remove references concerning the valuation of the Transferred Assets, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other established legal privilege or confidentiality concerns, to the extent that that such attorney-client or other established legal privilege or confidentiality concerns are not governed by a common interest privilege or doctrine.

(c) Purchaser and Seller shall not, and each shall cause its Affiliates not to, enter into any transaction, or any Contract or other arrangement, whether oral or written, to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it more difficult, or to increase the time required, to: (i) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Acquisition or (ii) obtain all Consents and orders of Governmental Entities necessary for the consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding any provision of this Agreement to the contrary, it is understood and agreed that neither Purchaser nor any of its Affiliates shall be required under any circumstances to (i) initiate, file, prosecute, defend, contest, compromise, settle or resist any Proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Judgment relating to the transactions contemplated by this Agreement, or (ii) become subject to, consent to, or propose, offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of any business of Purchaser or any of its Affiliates; (B) terminate or divest relationships, ventures, contractual rights or obligations of Purchaser or any of its Affiliates; (C) conduct, restrict, operate, invest or otherwise change the assets or business or any portion of the assets or business of Purchaser or any of its Affiliates in any manner; or (D) impose any restriction, requirement or limitation on the operation of the business or any portion of the business of Purchaser or any of its Affiliates.

SECTION 6.06 Wrong Pockets; Further Assurances.

(a) If, on or after the Closing Date and prior to the fourth (4th) anniversary of the Closing Date, either Purchaser or any Divesting Entity becomes aware that any of the Transferred Assets have not been transferred, delivered or otherwise made available to Purchaser at Closing (or thereafter pursuant to the provisions of this Section 6.06(a)), it shall promptly notify the other thereof and the applicable Divesting Entities shall, as soon as reasonably practicable thereafter, transfer, deliver or otherwise make available to Purchaser such Transferred Asset, with any necessary Consent, at the applicable Divesting Entities’ sole expense and for no additional consideration (it being acknowledged and agreed that Purchaser shall have already paid for such Transferred Asset by paying the Purchase Price).

(b) If, on or after the Closing Date and prior to the fourth (4th) anniversary of the Closing Date, either Purchaser or any Divesting Entity becomes aware that any of the Excluded Assets have been transferred to Purchaser, it shall promptly notify the other thereof and Purchaser shall, as soon as reasonably practicable thereafter, transfer to the applicable Divesting Entity such Excluded Asset, with any necessary Consent, at such Divesting Entity’s sole expense.

(c) If, on or after the Closing Date, either party hereto shall receive any payments or other funds due to the other party pursuant to the terms of this Agreement or any Ancillary Agreement, then the party receiving such funds shall, within thirty (30) days after receipt of such funds, forward such funds to the proper party without a right of offset or withholding regarding such payments. If, on or after the Closing Date, either party hereto shall receive any invoice from a Third Party with respect to any accounts payable of the other party, then the party receiving such invoice shall, within ten (10) Business Days after receipt of such invoice, provide such invoice to the proper party.

(d) From and after the Closing, without additional consideration, Seller shall, and shall cause each of the other Divesting Entities to, promptly execute and deliver to Purchaser such certificates and other instruments of sale, conveyance, assignment and transfer, and take such other action, as Purchaser may request from time to time to more effectively sell, convey, assign and transfer to and vest in Purchaser or to put Purchaser in possession of the Transferred Assets.

SECTION 6.07 Litigation Support. Subject to Section 6.03 and except as set forth in any Ancillary Agreement, from and after the Closing Date until the third (3rd) anniversary of the Closing Date, Purchaser and Seller shall reasonably cooperate with each other in the defense or prosecution of any Proceeding, examination or audit instituted prior to the Closing or that may be instituted thereafter against or by either party hereto or its Affiliates relating to or arising out of the operation of the Princeton Facility prior to or after the Closing (other than any Proceeding between Purchaser and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements), in each case at the sole expense of the party requesting such cooperation, except to the extent that the party requesting such cooperation is entitled to indemnification for such expenses pursuant to Article X. In connection therewith, subject to Section 6.03 and except as set forth in any Ancillary Agreement, from and after the Closing Date until the third (3rd) anniversary of the Closing Date, each of Seller and Purchaser shall make available to the other party and its Representatives during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records to the extent relating to the Transferred Assets, the Assumed Liabilities or the Retained Liabilities held by it or its Affiliates and reasonably necessary to permit the defense or investigation of any such Proceeding, examination or audit (other than any Proceeding between Purchaser and Seller or their respective Affiliates arising out of the transactions contemplated by this Agreement or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply).

SECTION 6.08 Supplemental Disclosure; Notice of Certain Events.

(a) Seller may, prior to the Closing Date, deliver to Purchaser modifications, changes or updates to the Seller Disclosure Schedule in order to disclose or take into account facts, matters or circumstances that arise or occur during the Pre-Closing Period. No such modification, change or update shall be deemed to cure any breach of any representation or warranty unless the Purchaser specifically agrees in writing thereto, in its sole and absolute discretion, nor shall any such modification, change or update be considered to constitute or give rise to a waiver by the Purchaser of (x) any condition set forth in this Agreement and (y) any right to indemnification for the breach under Article X, unless Purchaser specifically agrees thereto in writing, in its sole and absolute discretion, even if Purchaser consummates the Closing under this Agreement after receipt of such written notification.

(b) From the date of this Agreement until the Closing, each party hereto shall, promptly notify the other party in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) in the case of Seller, has had or would be reasonably expected to have a Material Adverse Effect, or, in the case of Purchaser, has had or would be reasonably expected to have a Purchaser Material Adverse Effect or (B) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.02(a), (b) or (f) or Section 8.03(a) or (b), as applicable, to be satisfied;

(ii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(iv) any Proceeding commenced or threatened against such party or any of its Affiliates relating to or involving or otherwise affecting the Transferred Assets or the Princeton Facility or that relates to or could affect the consummation of the transactions contemplated by this Agreement.

(c) Each party’s receipt of information pursuant to this Section 6.08 shall not operate as a waiver of, or cure or otherwise affect, any inaccuracy in or breach of any representation, warranty, covenant or agreement given or made by the other party pursuant to this Agreement (including for purposes of Article VIII, Section 10.01 and Section 10.02).

(d) Notwithstanding anything to the contrary in this Agreement, the failure by Seller to deliver such prompt notice under this Section 6.08 shall not constitute a breach of covenant for purposes of Section 8.02(b) or Section 9.01(c).

SECTION 6.09 Insurance. Purchaser agrees to arrange for its own insurance policies with respect to the Transferred Assets and the operation of the Princeton Facility covering all periods from and after the Effective Time, and agrees not to rely on, or make any claims against, Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Transferred Assets or the operation of the Princeton Facility.

SECTION 6.10 Further Action. On the terms and subject to the conditions of this Agreement (including Section 6.05), each party hereto shall use its commercially reasonable efforts (except to the extent a higher standard is provided for herein, in which case, the applicable party shall use efforts that meet such higher standard) to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated by this Agreement and to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Notwithstanding anything in the foregoing or any other provision of this Agreement to the contrary, except as set forth in Section 6.05(a), neither Seller nor Purchaser, nor any of their respective Affiliates, shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any Consent may be required in order for the Closing to occur.

SECTION 6.11 Bulk Sale. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Law of any jurisdiction that may otherwise be applicable with respect to the sale, transfer, assignment and delivery of any and all right, title and interest in, to and under the Transferred Assets to Purchaser; provided that, after the Closing and to the extent reasonably requested by Purchaser, Seller shall use reasonable best efforts to, at the cost of Purchaser, assist Purchaser in filing any Tax Returns, or providing any information, that are needed to relieve Purchaser from any Liabilities for Taxes which transfer to Purchaser as a result of such waiver set forth in this Section 6.11. This Section 6.11 does not eliminate any Tax liability of Seller from any Taxes other than the Assumed Tax Liability that were due or incurred by Seller prior to the Closing, nor does it shift any such Taxes of Seller that were due or incurred by Seller prior to the Closing.

SECTION 6.12 Seller Guarantees. Purchaser acknowledges that Seller and its Affiliates have entered into various arrangements in which guarantees, letters of credit, bonds or similar arrangements were issued by Seller or its Affiliates in connection with the Transferred Assets, all of which are described on Schedule 6.12 (the “Seller Guarantees”). Purchaser shall use its commercially reasonable efforts to obtain replacement Seller Guarantees or otherwise arrange to have Seller fully, irrevocably and unconditionally released from such Seller Guarantees, in each case, effective as of the Closing. Other than amendments or modifications that do not increase Seller’s or any of its Affiliates’ Liabilities under any Seller Guarantee, Purchaser shall not amend, modify or renew any Contract subject to a Seller Guarantee that is not replaced by Purchaser without the prior written consent of Seller, which consent may be given or withheld in Seller’s sole discretion.

SECTION 6.13 Retained Names and Marks. Except as otherwise provided in the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time), neither Purchaser nor any of its Affiliates shall have any right to use, and Purchaser hereby acknowledges that Seller, its Affiliates or its or their licensors own all right, title and interest in and to, any and all company names, trade names, logos, trade dress and other trademarks, together with all variations, translations, transliterations and acronyms thereof, and all company names, trademarks, domain names, social media handles and all other identifiers and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing, in each case, that may be contained in the Transferred Assets (collectively, the “Retained Names and Marks”). Purchaser further acknowledges that neither it nor any of its Affiliates has any rights in any of the Retained Names and Marks, and that neither it nor any of its Affiliates is acquiring any rights, directly or indirectly, to use the Retained Names and Marks except as provided in the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time). If, at any time following the Closing, Purchaser or any of its Affiliates discovers any Retained Names and Marks in or on any of the Transferred Assets, Purchaser shall promptly cause the removal or obliteration of all such Retained Names and Marks and shall not, and shall cause its Affiliates not to, use any such Retained Names and Marks except as permitted pursuant to the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time). In the event of any conflict between the terms of this Section 6.13 and the relevant provisions of the CSA Term Sheet (or the Commercial Supply Agreement if in effect at such time), the relevant provisions thereof shall control. Notwithstanding anything to the contrary in this Section 6.13, minimal use of Seller’s name purely for transitional purposes shall not be a violation of this Section 6.13.

SECTION 6.14 Tax Matters.

(a) Tax Return Preparation. Seller shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns required to be filed under applicable Law with respect to the Transferred Assets for taxable periods ending on or before the Closing Date. Purchaser shall prepare and timely file (or cause to be prepared and timely filed) any Tax Returns for taxable periods beginning after the Closing Date with respect to the Transferred Assets, including, for the avoidance of doubt, any Tax Returns for Straddle Tax Periods with respect to the Transferred Assets, that are due after the Closing Date.

(b) Purchase Price Allocation. The Purchase Price, the Assumed Liabilities, and any other items that are treated as consideration for Tax purposes (the “Tax Consideration”) shall be allocated among the Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation”). No later than ninety (90) days after the Closing Date, Purchaser shall deliver to Seller for review and comment a proposed Purchase Price Allocation. Seller and Purchaser shall negotiate in good faith to resolve any disagreements Seller has with such proposed Purchase Price Allocation; provided, however, that the parties acknowledge and agree that no portion of the Tax Consideration shall be allocated to, or paid or received in connection with, the assignment and assumption of the Princeton Lease pursuant to the Assumption of Lease. If Seller and Purchaser are unable to resolve any such disagreements, Seller and Purchaser shall have no further obligation under this Section 6.14(b) and shall each be permitted to separately determine and adopt its own Purchase Price Allocation, which shall not be conclusive and binding on the other party. To the extent Purchaser and Seller agree on the Purchase Price Allocation, such Purchase Price Allocation shall be conclusive and binding on Purchaser and Seller, and Seller, Purchaser, and their respective Affiliates shall (i) prepare and file their respective Tax Returns (including IRS Form 8594) consistent with such Purchase Price Allocation, (ii) take no position inconsistent with such Purchase Price Allocation with any Taxing Authority, unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local and non-U.S. Tax Law), and (iii) make appropriate adjustments to such Purchase Price Allocation if the Purchase Price is adjusted after the date hereof (including pursuant to Article X).

(c) Certain Tax Conventions.

(i) For purposes of this Agreement, in the case of any property or ad valorem Tax with respect to the Transferred Assets for any Straddle Tax Period, the amount of such Taxes allocated to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Tax Period ending on the Closing Date and the denominator of which is the total number of days in the entire Straddle Tax Period. Information available after the Closing Date that alters the amount of property or ad valorem Tax due with respect to the Straddle Tax Period in respect of which such Tax was paid will be taken into account and any change in the amount of such property or ad valorem Tax shall be prorated between Divesting Entities and Purchaser. Any refunds of property and ad valorem Taxes with respect to the Transferred Assets for any Straddle Tax Period actually received will be apportioned between Seller and Purchaser in a manner consistent with the allocation of Taxes as set forth in this Section 6.14(c)(i).

(ii) Purchaser and Seller shall (a) treat Purchaser or its applicable Affiliate as a “successor employer” and Erytech Inc. as a “predecessor” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code with respect to Transferred Employees for purposes of Taxes imposed under the U.S. Federal Insurance Contributions Act and the U.S. Federal Unemployment Tax Act and (b) cooperate to avoid the restart of Taxes imposed under the U.S. Federal Insurance Contribution Act and the U.S. Federal Unemployment Tax Act. Without limiting the foregoing and notwithstanding anything to the contrary in Section 6.14(a), the standard procedure set forth in IRS Revenue Procedure 2004-53, 2004-2 C.B. 320 shall be utilized with respect to Transferred Employees, with Seller responsible for the Tax reporting (including IRS Forms W-2 and 941) for the period during which it paid wages and other compensation to Transferred Employees and Purchaser responsible for the Tax reporting (including IRS Forms W-2 and 941) for the period during which it paid wages and other compensation to Transferred Employees.

(iii) For U.S. federal income Tax purposes, the parties hereto shall treat the Tax Consideration paid for each Transferred Asset as received by the Divesting Entity that legally owned such Transferred Asset immediately before the Closing and treat any income or gain recognized with respect to such Transferred Asset as a result of or in connection with the transactions contemplated by this Agreement as recognized by such Divesting Entity.

(d) Transfer Taxes. The Tax Consideration shall be exclusive of any Transfer Taxes. Seller and Purchaser shall each be responsible for half of all Transfer Taxes; provided that the so-called “Mansion Tax,” if any, imposed on purchasers pursuant to N.J.S.A. § 46:15-7.2 shall be solely borne by Purchaser. Seller and Purchaser shall reasonably cooperate in timely filing any Tax Returns with respect to Transfer Taxes and in reducing or minimizing any Transfer Taxes.

(e) Cooperation. Seller and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with (i) the preparation of the Purchase Price Allocation and (ii) the preparation and filing of any Tax Return and the defense of any Tax Proceeding, in each case, with respect to the Transferred Assets, including furnishing such information and assistance that is reasonably necessary for such preparation, filing, or defense upon the other party’s reasonable request. Seller and Purchaser shall retain all records with respect to Taxes relating to the Transferred Assets for any Pre-Closing Tax Period until the expiration of the applicable statutes of limitation (including any extensions thereof) abide by all record retention agreements entered into with any Taxing Authority.

SECTION 6.15 Exclusivity. Until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall not, and shall not authorize or permit any of its Affiliates or any of the other Divesting Entities or any of its or their Representatives to, directly or indirectly, (a) encourage, solicit, initiate, respond to (other than solely to decline), facilitate or continue inquiries or discussions regarding any Acquisition Proposal; (b) enter into or participate in any discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates, each other Divesting Entity and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates or any of its or their Representatives) for the assumption of the Princeton Lease or the sale of all or any material part of the Transferred Assets, excluding any inquiry, proposal or offer with respect to any sale or other disposition of all of substantially all of the assets of Seller and all of its Affiliates other than the Transferred Assets and the Princeton Lease, whether by sale of stock, sale of assets or otherwise, or any merger, consolidation, acquisition of control or other business combination involving Seller and all its Affiliates. In addition to the other obligations under this Section 6.15, Seller shall promptly (and in any event within two (2) Business Days after receipt thereof by Seller or its Representatives) advise Purchaser in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which would reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person making the same. Seller acknowledges that a breach of this Section 6.15 will cause irreparable injury not fully compensable in damages.

SECTION 6.16 ISRA Compliance Matter; SPCC Plan .

(a) At Purchaser’s sole cost and expense: (i) promptly following the execution of this Agreement, Seller shall, or shall cause Erytech Inc. to, take all actions necessary to authorize Ramboll to timely submit to NJDEP a General Information Notice as required by ISRA; (ii) from and after the execution of this Agreement, Erytech Inc., Seller and Purchaser shall cooperate to timely complete, execute and submit to NJDEP a “Remediation Certification,” as that term is defined in ISRA, and all other forms and documents as recommended by Ramboll to provide that the Closing occurred in compliance with ISRA; (iii) Purchaser shall also establish the remediation funding source required by ISRA; (iv) following Closing, Purchaser shall submit, or cause Ramboll to submit, all documentation to NJDEP necessary to comply with ISRA and shall take all necessary actions to comply with ISRA in connection with the Acquisition. At all times following the execution of this Agreement and until the completion of the ISRA case that is commenced in connection with the Acquisition, Seller and Erytech Inc. shall sign such documents, provide such information, and take such other steps as may be required in order for Purchaser to complete all required actions in connection with such ISRA case.

(b) Seller and the other Divesting Entities acknowledge and agree that the Princeton Facility does not have a SPCC Plan required in connection with the two thousand (2,000) gallon above ground diesel storage located at the Princeton Facility. From and after the Closing, at Purchaser’s sole cost and expense, Purchaser will engage a consultant to prepare a SPCC Plan.

SECTION 6.17 Purchaser Parent Guaranty. Purchaser Parent hereby unconditionally and irrevocably guarantees to Seller the complete and punctual payment, observance, performance and discharge of the obligations of Purchaser under this Agreement to pay the Purchase Price and satisfy any post-Closing payment obligation of Purchaser in accordance with the terms, and subject to the conditions, of this Agreement. This obligation of Purchaser Parent is an unconditional guarantee of payment and performance and not of collection. Purchaser Parent shall be subject to and bound by the provisions of this Section 6.17 (and shall be deemed to be a “party” to this Agreement solely for such purpose), mutatis mutandis.

ARTICLE VII

EMPLOYMENT MATTERS

SECTION 7.01 Termination of Employees by Seller and its Affiliates.

(a) Seller and its Affiliates shall maintain the employment of all Transferred Employees through the day immediately prior to the Transfer Date and shall terminate the employment of all Transferred Employees on the day immediately prior to the Transfer Date. Seller and its Affiliates shall be solely responsible for, and Purchaser and its Affiliates shall have no obligations whatsoever for:

(i) (A) any compensation or other amounts payable to any Employee (including wages, overtime, salary, commissions, bonuses, accrued but unused vacation and other paid time off, fringe, pension and profit sharing benefits and severance pay): (1) for any period prior to the date immediately following the Closing Date, (2) with respect to any services performed for Seller and its Affiliates on or prior to the Closing Date, or (3) in connection with the termination of such Employee’s employment with Seller and its Affiliates prior to the Transfer Date, and (B) accrued but unused vacation and other paid time off and severance pay in connection with the termination of any such Employee’s employment with Seller and its Affiliates prior to the Transfer Date and Seller or its Affiliates shall pay all such amounts due under this Section 7.01(a)(i) to all entitled persons on or prior to the Transfer Date or as promptly as practicable thereafter, in each case, other than the Assumed Employee Liabilities;

(ii) the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits and similar welfare claims incurred under an Employee Benefit Plan on or prior to the Closing Date brought by or in respect of any Employee or the spouses, dependents or beneficiaries thereof;

(iii) all worker’s compensation claims of any Employees which relate to events occurring on or prior to the Closing Date; and

(iv) the benefits required to be provided, if any, from and after the Closing Date pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA (“COBRA Coverage”) for any Employee with respect to whom a qualifying event under Code Section 4980B occurs on or prior to the Closing Date, including Employees with respect to whom a qualifying event occurs under Code Section 4980B as a result of the Acquisition.

(b) Purchaser shall be solely responsible for, and Seller and its Affiliates shall have no obligations whatsoever for:

(i) all Liabilities as between Seller and Purchaser with respect to the compensation, benefits, employment and termination (A) of all Transferred Employees that are payable with respect to any services performed by such Transferred Employees for Purchaser and its Affiliates after the Closing Date, (B) of any Employee who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by Purchaser or its Affiliates of this Agreement that arise as a result of such breach, (C) relating to the transferred assets or Liabilities of an Assumed Plan, (D) that Purchaser or its Affiliates have specifically agreed to assume pursuant to this Agreement and (E) that transfer to Purchaser or its Affiliates under applicable Law.

(ii) If applicable, all Liabilities as between Seller and Purchaser in respect of the Transferred Employees, solely to the extent related to Purchaser’s failure to avoid an “employment loss” for any such Transferred Employee and such failure triggers obligations or results in Liabilities under the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Law, including specifically the New Jersey Millville Dallas Airmotive Plant Job Loss Notification Act (collectively, the “WARN Act”).

(iii) the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits or similar welfare claims incurred after the Closing Date brought by or in respect of any Transferred Employee or the spouses, dependents or beneficiaries thereof;

(iv) providing COBRA Coverage to the Transferred Employees (and their eligible dependents and beneficiaries) with respect to a qualifying event that occurs after the Closing Date.

(c) Purchaser’s workers’ compensation program shall be responsible for all claims for benefits that are incurred after the Closing Date by participating Transferred Employees. Seller’s workers’ compensation program shall be responsible for all claims for benefits that are incurred on or prior to the Closing Date by participating Transferred Employees. A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers’ Compensation Event”) occurs. If the Workers’ Compensation Event occurs over a period both preceding, on and following the Closing Date, the claim shall be the joint responsibility and Liability of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the Workers’ Compensation Event transpired preceding, on and following the Closing Date.

SECTION 7.02 Offers of Employment. On the Business Day immediately following the Closing Date, Purchaser shall, or shall cause one or more of its Affiliates to, offer employment with Purchaser or one of its Affiliates to each Employee in a Comparable Position on the terms set forth in this Article VII, which offer (except with respect to any Leave Employees) must be accepted by the Employee on or prior to April 29, 2022. Such employment with Purchaser or one of its Affiliates shall commence as of May 1, 2022 (the “Transfer Date”), or, for each Employee who is not actively at work as of the Closing Date and returns to active employment within six months after the Closing Date (“Leave Employees”), the date that such Employee presents himself or herself to Purchaser or one of its Affiliates for active employment following the Closing Date. Any Employee who accepts Purchaser’s or its Affiliates’ offer of employment, and is therefore hired by Purchaser or one of its Affiliates in accordance with this Section 7.02, shall be referred to as a “Transferred Employee.” Purchaser and its Affiliates shall be responsible for, and compensate and reimburse Seller and its Affiliates for all Liabilities as between Seller and Purchaser in respect of Transferred Employees with respect to services performed after the Closing Date and prior to the Transfer Date, and Purchaser shall treat each Transferred Employee for purposes of this Agreement as if such Transferred Employee had commenced employment with Purchaser or one of its Affiliates as of the day immediately following the Closing Date so as to allow Seller, Purchaser and their respective Affiliates to be in the same economic position as if the Transferred Employees had commenced employment with Purchaser or one of its Affiliates as of the day immediately following the Closing Date; provided that, for the avoidance of doubt, Seller and its Affiliates shall be solely responsible for payout of any accrued but unused vacation and other paid time off and severance pay in connection with the termination of any Transferred Employee’s employment with Seller and its Affiliates on or prior to the day immediately prior to the Transfer Date. Nothing herein shall be construed as a representation or guarantee by Seller or its Affiliates that any Employee will accept the offer of employment from Purchaser or one of its Affiliates, or will continue in employment with Purchaser or one of its Affiliates following the Closing. Further, nothing herein shall be construed to limit in any way the ability of Purchaser or any of its Affiliates to terminate the employment of any Transferred Employee at any time following the Closing Date and for any reason.

SECTION 7.03 Terms of Employment.

(a) Compensation and Benefits. During the period commencing on the date immediately following Closing and ending on December 31, 2022 (or during the period of the applicable Transferred Employee’s employment with Purchaser, if shorter), Purchaser shall, or shall cause one or more of its Affiliates to, provide to each Transferred Employee, employment in a Comparable Position.

(b) Retirement Benefits. Effective as of the date immediately following the Closing Date, Purchaser shall, or shall cause one or more of its Affiliates to, maintain a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”). All Transferred Employees who were eligible immediately prior to the Closing to participate in the qualified defined contribution plan sponsored by Seller (the “Seller 401(k) Plan”) shall be eligible to participate in the Purchaser 401(k) Plan effective immediately as of the Transfer Date (or, for a Leave Employee, the date he or she returns to active employment). The Purchaser 401(k) shall provide for the receipt from Transferred Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including rollovers of outstanding plan loans under the Seller 401(k) Plan (and all assets and liabilities associated thereto). Seller and Purchaser shall cooperate in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those Transferred Employees who elect to rollover their account balances (and any outstanding plan loans) directly to the Buyer’s 401(k) Plan.

(c) Health and Welfare Benefits. Purchaser shall cause each Transferred Employee to be eligible to participate in (i) the group health plan of Purchaser and its Affiliates on the Transfer Date (or, for a Leave Employee, the date he or she returns to active employment) such that there is no gap in coverage, and (ii) each other Purchaser health and welfare benefit plan, program and policy, including a group health plan, in which Transferred Employees and their respective spouses, dependents or other beneficiaries may be eligible to participate (together “Purchaser Benefit Plans”) . Effective as of the Transfer Date and with respect to each Transferred Employee, Purchaser shall, and shall cause its Affiliates to provide full credit under all Purchaser Benefit Plans that provide health benefits for any co-payments, deductibles, out-of-pocket maximums or similar payments made or incurred under an Employee Benefit Plan by such Transferred Employee (or covered dependent thereof) on or prior to the Transfer Date for the plan year in which the Closing occurs to the extent such payment data is timely made available by Seller or one of its Affiliates to Purchaser.

(d) Bonuses. On or as soon as practicable following the Transfer Date, the Seller shall, or shall cause one of its Affiliates to, pay to each Transferred Employee (i) a bonus in an amount equal to the pro rata portion of the annual bonus earned for the calendar year in which the Closing occurs (as determined by Seller in its sole discretion), if any, through the Closing Date and (ii) retention and success bonuses to certain Transferred Employees (collectively, the “Bonus Payments”). A reasonable estimate of the Bonus Payments based on a projected Closing Date is set forth on set forth on Schedule 7.03(d).

(e) Service Crediting. Effective as of the date immediately following the Transfer Date, with respect to each Transferred Employee, Purchaser shall, and shall cause its Affiliates to, recognize all prior service with Seller and its Affiliates and their respective predecessors for purposes of eligibility, vesting, vacation, paid time off and severance entitlement under all Purchaser Benefit Plans, the Purchaser 401(k) Plan and any other employee benefit plans of Purchaser and its Affiliates (but excluding employee benefit plans subject to Title IV of ERISA) to the extent such recognition would not result in a duplication of benefits.

(f) Work Permits. If any Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Purchaser or its designees, Purchaser shall, and shall cause its designees to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing (and Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to transfer any such permit, pass or other approval to Purchaser or its designees, to the extent permitted by applicable Law and to cooperate with Purchaser or its applicable designee with respect to any ongoing approval processes).

SECTION 7.04 Cooperation. Following the date hereof, Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article VII, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by Law), making any and all required filings and notices, and making any and all required communications with Transferred Employees.

SECTION 7.05 No Third Party Beneficiaries. No provision in this Article VII or otherwise in this Agreement, whether express or implied, shall (a) create any third-party beneficiary or other rights in any employee or former employee of Seller or any of its Affiliates (including any beneficiary or dependent thereof); (b) create any rights to continued employment with Seller, Purchaser or any of their respective Affiliates or in any way limit the ability of Seller, Purchaser or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason; (c) constitute or be deemed to constitute an amendment to any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Purchaser or any of their Affiliates; or (d) alter or in any way limit the ability of Seller, Purchaser or any of their respective Affiliates to amend, modify, or terminate any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Purchaser or any of their respective Affiliates.

SECTION 7.06 Non-Solicitation of Transferred Employees. Until the second (2nd) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, for its own account or for the account of any other Person, solicit, recruit, attempt to hire or rehire any Transferred Employee, provided, however, that nothing herein shall prevent Seller or its Affiliates from making any general solicitation for employment through advertisements or other means not specifically directed toward any of the Transferred Employees.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Each Party’s Obligation. The obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent injunction or Judgment which is in effect and which prohibits, enjoins or makes illegal the transactions contemplated by this Agreement or the Ancillary Agreements.

(b) Landlord Consent. Seller shall have obtained a duly executed Assumption of Lease from the landlord of the Princeton Lease.

(c) Filing with NJDEP. The parties shall have received proof of receipt by NJDEP of the General Information Notice and Remediation Certification submitted to NJDEP in accordance with Section 6.16(a) of this Agreement.

SECTION 8.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller contained in Section 4.01(a) (Organization and Standing), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.04 (Title to Assets) and Section 4.17 (Brokers and Finders) (collectively, the “Seller Fundamental Representations”) shall be true and correct in all material respects (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) on and as of the Closing Date, with the same effect as though made on and as of such date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date). The other representations and warranties of Seller set forth in Article IV (excluding the Seller Fundamental Representations) shall be true and correct in all respects (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) on and as of the Closing Date with the same effect as though made at and as of such date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Seller to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller and the Divesting Entities shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Seller or the Divesting Entities on or prior to the Closing; provided that, with respect to obligations and covenants that are qualified by “materiality” or “Material Adverse Effect,” Seller and its Affiliates shall have performed and complied with such obligations and covenants, as so qualified, in all respects.

(c) Closing Deliverables. Seller shall have delivered to Purchaser each of the items required to be delivered at the Closing pursuant to Section 3.02(a).

(d) No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Liens. All Liens on the Transferred Assets other than Permitted Liens shall have been released in full, and Seller shall have delivered to Purchaser written evidence, in form and substance reasonably satisfactory to Purchaser, of the release of such Liens.

(f) FDA Letters. No warning letter or untitled letter shall have been received from the United States Food and Drug Administration with respect to the Princeton Facility.

SECTION 8.03 Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Section 5.01 (Organization and Standing), Section 5.02 (Authority; Execution and Delivery; Enforceability) and Section 5.05 (Brokers and Finders) (the “Purchaser Fundamental Representations”) shall be true and correct in all material respects (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) on and as of the Closing Date, with the same effect as though made on and as of such date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date). The other representations and warranties of Purchaser set forth in Article V (excluding the Purchaser Fundamental Representations) shall be true and correct in all respects (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) on and as of the Closing Date with the same effect as though made on and as of such date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Purchaser to be so true and correct would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser and Purchaser Parent shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Purchaser or Purchaser Parent on or prior to the Closing; provided that, with respect to obligations and covenants that are qualified by “materiality” or “Material Adverse Effect,” Purchaser shall have performed and complied with such obligations and covenants, as so qualified, in all respects.

(c) Closing Deliverables. Purchaser shall have delivered to Seller each of the items required to be delivered at the Closing pursuant to Section 3.02(b).

SECTION 8.04 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s or its respective Affiliates’ failure to act in good faith or to comply with its agreements set forth herein.

ARTICLE IX

TERMINATION

SECTION 9.01 Termination. This Agreement may be terminated, and the Acquisition and the other transactions contemplated by this Agreement abandoned, at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser; or

(b) by either Seller or Purchaser:

(i) if consummation of the transactions contemplated hereby would violate any Law or non-appealable final Judgment of any Governmental Entity having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has materially contributed to the issuance of such non-appealable final Judgment; or

(ii) if the Closing does not occur on or prior to July 22, 2022 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement, including the obligations of such party under Section 6.05, has been the cause of, or resulted in, the failure of the Closing not to have occurred on or before the End Date; or

(c) by Purchaser, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.02 and (ii) cannot be cured by Seller by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth (30th) day following receipt by Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and (B) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 8.01 or Section 8.03 not being satisfied (other than any such condition that (x) by its terms is to be satisfied at the Closing or (y) the failure of which to be satisfied is attributable primarily to a breach by Seller of its representations, warranties, covenants and agreements contained in this Agreement); or

(d) by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.03 and (ii) cannot be cured by Purchaser by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth (30th) day following receipt by Purchaser of written notice of such breach or failure to perform from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and (B) the End Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Seller is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 8.01 or Section 8.02 not being satisfied (other than any such condition that (x) by its terms is to be satisfied at the Closing or (y) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its respective representations, warranties, covenants and agreements contained in this Agreement).

SECTION 9.02 Effect of Termination.

(a) In the event of termination by Seller or Purchaser pursuant to Section 9.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Article I (Defined Terms; Interpretation), Section 6.04 (Publicity), this Article IX (Termination), Section 11.02 (No Third Party Beneficiaries), Section 11.03 (Expenses), Section 11.04 (Notices), Section 11.05 (Limitation on Damages), Section 11.07 (Governing Law; Jurisdiction), Section 11.08 (Service of Process), Section 11.09 (Waiver of Jury Trial), Section 11.10 (Amendments and Waivers), Section 11.12 (Joint Drafting), Section 11.14 (Counterparts) and Section 11.15 (Entire Agreement), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or Seller or their respective Affiliates or Representatives, except (i) as liability may exist pursuant to the sections specified in this Section 9.02 that survive such termination and (ii) that no such termination shall relieve any party from any liability arising out of or relating to (x) fraud by such party or (y) any Willful Breach by such party of any representation, warranty, covenant or agreement of such party contained herein. “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement or reasonably would be expected to cause or result in a material breach of this Agreement, where the intention of such act or failure to act was the breaching of this Agreement.

(b) If the transactions contemplated by this Agreement are terminated as provided herein, all “Confidential Information” (as defined in the Confidentiality Agreement) of each party and its Affiliates shall be treated by the other party and its Affiliates and Representatives in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE X

INDEMNIFICATION; SURVIVAL

SECTION 10.01 Indemnification by Seller. Subject to the limitations set forth in this Article X and Section 11.05, from and after the Closing, Seller shall indemnify Purchaser and its Affiliates and each of their respective Representatives (collectively, the “Purchaser Indemnitees”) from and against, and compensate and reimburse them for, any and all Liabilities, losses, damages, fines, penalties, deficiencies, interest, awards, amounts paid in settlement, and reasonable and documented Third Party costs and expenses incurred in connection therewith, including reasonable Third Party legal fees and expenses paid or incurred in connection with any Proceeding or in connection with pursuing any insurance coverage (collectively, “Losses”), incurred by such Purchaser Indemnitees, to the extent arising out of, relating to or resulting from, without duplication, any of the following:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or the certificate required to be delivered pursuant to Section 3.02(a)(vi), as of the date hereof or as if such representation or warranty was made on and as of the Closing Date (except, in each case, to the extent that such representations and warranties speak only as of a particular date, in which case the inaccuracy in or breach of which will be determined as of such particular date, and except, in each case, to the extent such inaccuracy or breach results in a Loss arising from an Assumed Tax Liability); provided, however, that, in determining whether a breach of any representation or warranty has occurred for purposes of this Section 10.01(a) or calculating the amount of Losses arising from any such breach, any and all references to materiality qualifications such as “Material Adverse Effect,” “material,” “materially” or “in all material respects” contained in any such representation or warranty shall be ignored for purposes of determining whether such representation or warranty is true and correct;

(b) any breach or non-fulfillment of any covenant or agreement of Seller contained in this Agreement, including any breach or non-fulfillment of any covenant or agreement of Seller to cause the Divesting Entities to take or refrain from taking any action, or any failure of any Divesting Entity to take or refrain from taking any such action; or

(c) any Excluded Asset or Retained Liability.

SECTION 10.02 Indemnification by Purchaser. Subject to the limitations set forth in this Article X and Section 11.05, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and each of their respective Representatives (the “Seller Indemnitees”) from and against, and compensate and reimburse them for, any and all Losses incurred by such Seller Indemnitees, to the extent arising out of, relating to or resulting from any of the following:

(a) any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement or the certificate required to be delivered pursuant to Section 3.02(b)(iv), as of the date hereof or as if such representation or warranty was made on and as of the Closing Date (except, in each case, to the extent such representations and warranties speak only as of a particular date, in which case the inaccuracy in or breach of which will be determined as of such particular date); provided, however, that, in determining whether a breach of any representation or warranty has occurred for purposes of this Section 10.02(a) or calculating the amount of Losses arising from any such breach, any and all references to materiality qualifications such as “Purchaser Material Adverse Effect,” “material,” “materially” or “in all material respects” contained in any such representation or warranty shall be ignored;

(b) any breach or non-fulfillment of any covenant or agreement of Purchaser contained in this Agreement, including any breach or non-fulfillment of any covenant or agreement of Purchaser to cause any of its Affiliates to take or refrain from taking any action, or any failure of any such Affiliate to take or refrain from taking any such action; or

(c) any Transferred Asset or Assumed Liability.

SECTION 10.03 Indemnification Procedures.

(a) Third Party Claims.

(i) If any Purchaser Indemnitee or Seller Indemnitee (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a Third Party or the imposition of any penalty or assessment for which indemnity may be sought under Section 10.01 or Section 10.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article X, the Indemnified Party shall promptly (but no later than thirty (30) days after receiving such notice) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent reasonably practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice in accordance with this Section 10.03(a)(i) will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(ii) The Indemnifying Party will have thirty (30) days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice; provided, however, that the Indemnifying Party shall not have the right to assume or control the defense, appeal or settlement proceedings of any such Third Party Claim (A) that is a criminal or quasi-criminal Proceeding or that seeks an injunction, specific performance or other equitable relief against the Indemnified Party, (B) with respect to which, upon the written advice of the Indemnified Party’s outside counsel, there is an actual conflict of interest between the Indemnifying Party and the Indemnified Party, (C) the resolution of which could, in the good faith judgment of the Indemnified Party, establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, or (D) if the Indemnifying Party is not, in the reasonable good-faith opinion of the Indemnified Party, conducting the defense, appeal or settlement of such Third Party Claim diligently and in good faith. The Indemnified Party shall diligently conduct such defense, appeal or settlement (including the making of all filings and responses due during such time) during the period prior to the assumption of such defense, appeal or settlement proceeding by the Indemnifying Party, or the expiration of such thirty- (30-) day notice period. So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (1) the Indemnified Party may retain separate co-counsel at the Indemnified Party’s sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim, (2) the Indemnified Party will not admit any liability, file any papers or consent to the entry of any Judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), (3) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party and (4) the Indemnifying Party will not consent to the entry of any Judgment or enter into any settlement with respect to such Third Party Claim unless (x) the Indemnifying Party obtains the prior written consent of the Indemnified Party with respect to such Judgment or settlement (which consent shall not be unreasonably withheld, conditioned or delayed) or (y) all amounts required to be paid pursuant to such Judgment or settlement will be paid in full by the Indemnifying Party and such Judgment or settlement includes a complete, unconditional and irrevocable release of the Indemnified Party from all Liability with respect to such Third Party Claim, does not include or involve any finding or admission of any wrongdoing or fault on the part of the Indemnified Party, and does not impose any injunction or other equitable relief or non-monetary obligations on the Indemnified Party. As to any Third Party Claim with respect to which the Indemnifying Party does not elect to assume control of the defense, appeal or settlement proceedings thereof or is prohibited from assuming or controlling or loses the right to assume and control the defense, appeal or settlement proceedings thereof pursuant to this Section 10.03(a)(ii), the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, appeal or settlement proceedings, at the Indemnifying Party’s cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same.

(iii) The parties hereto will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties hereto will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto; provided that neither party hereto will be required to furnish any such information that would (in the reasonable judgment of such party on advice of counsel) be reasonably likely to (A) waive any privileges, including the attorney-client privilege, held by such party or any of its Affiliates or (B) breach any duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise) or any Contract with any other Person or violate any applicable Law (provided that such party shall use reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access).

(iv) Whether or not the Indemnifying Party has assumed or controls the defense, appeal or settlement proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Other Claims.

(i) As soon as reasonably practicable after an Indemnified Party becomes aware of any claim that does not involve a Third Party Claim that might result in Losses for which such Indemnified Party may be entitled to indemnification under this Article X (a “Direct Claim”), the Indemnified Party shall provide written notice (a “Claim Notice”) to the Indemnifying Party stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Direct Claim), the method of computation thereof (to the extent known or estimated) and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Direct Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such Claim Notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(ii) Following receipt of a Claim Notice from an Indemnified Party, the Indemnifying Party shall have thirty (30) days to make such investigation of the Direct Claim as the Indemnifying Party reasonably deems necessary or desirable. For purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party or its Representatives the information relied on by the Indemnified Party to substantiate the Direct Claim and all other information in the Indemnified Party’s possession or under the Indemnified Party’s control that the Indemnifying Party reasonably requests.

(iii) Within such thirty- (30-) day period, an Indemnifying Party may object to any Direct Claim set forth in such Claim Notice by delivering written notice to the Indemnified Party of the Indemnifying Party’s objection (an “Indemnification Objection Notice”). Such Indemnification Objection Notice must describe the grounds for such objection in reasonable detail. If an Indemnification Objection Notice is not delivered by the Indemnifying Party to the Indemnified Party within thirty (30) days after receipt by the Indemnifying Party of the Claim Notice (the “Indemnification Objection Period”), such failure to so object shall be an acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to indemnification under Article X for the full amount of the Losses set forth in such Claim Notice.

(iv) If an Indemnifying Party shall object in writing during the Indemnification Objection Period to any Direct Claim or Direct Claims by an Indemnified Party made in any Claim Notice, the Indemnified Party shall have thirty (30) days after its receipt of the Indemnification Objection Notice to respond in a written statement to such objection. If after such thirty- (30-) day period there remains a dispute as to any Direct Claims, the Indemnifying Party and the Indemnified Party shall attempt in good faith for twenty (20) days (or any mutually agreed upon extension thereof) thereafter to agree in writing upon the rights of the respective parties with respect to each of such Direct Claims. If no such written agreement can be reached after good faith negotiation, each of the Indemnifying Party and the Indemnified Party may take action to resolve the objection in accordance with Section 11.07.

SECTION 10.04 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a) solely with respect to claims for indemnification under Section 10.01(a), except in the case of fraud, Seller shall only be liable for any and all of the Losses for which the Purchaser Indemnitees would otherwise (but for the provisions of this paragraph) be entitled to indemnification under Section 10.01(a); provided, however, that Seller shall not have any liability under Section 10.01(a) until the aggregate amount of all Losses indemnifiable by Seller thereunder exceeds an amount equal to Seventy-Five Thousand Dollars ($75,000) (the “Indemnity Basket”), in which event Seller shall be required to pay or be liable for all such Losses in excess of such threshold;

(b) except in the case of Fraud, Seller’s aggregate maximum liability under Section 10.01(a) shall not exceed twenty percent (20%) of the Purchase Price (the “Indemnity Cap”);

(c) except in the case of Fraud, Seller’s aggregate maximum liability under Section 10.01(b) and Section 10.01(c) shall not exceed the Purchase Price;

(d) with respect to any Third Party Claim based upon, resulting from or arising out of the operation of the Princeton Facility, or the ownership, occupancy, use, sale, license or lease of the Transferred Assets, both on or prior to the Closing Date and after the Closing Date, Seller’s obligation to indemnify the Purchaser Indemnitees, on the one hand, and Purchaser’s obligation to indemnify the Seller Indemnitees, on the other hand, with respect to such Third Party Claim shall be based on Seller’s and Purchaser’s relative fault or other responsibility with respect to the subject matter of such Third Party Claim;

(e) no party shall have any liability for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the claim for such Loss was timely submitted pursuant to the provisions of this Article X;

(f) no party shall be liable for any Losses to the extent the Purchaser Indemnitees or the Seller Indemnitees, as applicable, failed to use commercially reasonable efforts to mitigate such Losses in accordance with applicable Laws;

(g) no party shall be liable for any otherwise indemnifiable Loss arising out of any breach of any representation, warranty, covenant or agreement of such party unless a claim therefor is asserted by the Indemnified Party within the applicable Survival Period specified in Section 10.09, failing which such claim shall be waived and extinguished; and

(h) Seller shall not be liable for any Loss arising from an Assumed Tax Liability.

SECTION 10.05 Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the Indemnified Party from a Third Party, including under insurance policies (after giving effect to any deductible, retention or loss-rated premium adjustment) with respect to such Loss (net of reasonable and documented out-of-pocket expenses incurred in obtaining such recovery, including reasonable attorneys’ fees and expenses).

(b) If an Indemnified Party recovers an amount from a Third Party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article X, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) (A) the amount paid to the Indemnified Party by the Indemnifying Party in respect of such Losses plus (B) the amount received by the Indemnified Party from such Third Party in respect of such Losses (net of reasonable and documented out-of-pocket expenses incurred in obtaining such recovery, including reasonable attorneys’ fees and expenses) over (ii) the full amount of the Losses.

(c) Each party hereto shall, and shall cause its respective Affiliates to, take commercially reasonable steps to mitigate any Loss indemnifiable hereunder upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment or indemnification hereunder for any amount if and to the extent such party has been otherwise previously indemnified, paid or reimbursed for such amount pursuant to this Article X or any other provision of this Agreement.

SECTION 10.06 Payment of Indemnification Claims. After a Loss is agreed to or accepted by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article X, the Indemnifying Party shall satisfy its obligations with respect to the payment of such Loss within ten (10) Business Days of such agreement or acceptance or final, non-appealable adjudication as follows:

(a) Any indemnification payments owed by Seller to a Purchaser Indemnitee pursuant to Section 10.01(a) shall be satisfied by Seller by wire transfer of immediately available funds to an account designated in writing by Purchaser in an amount not to exceed the Indemnity Cap.

(b) Any indemnification payments owed by Seller to a Purchaser Indemnitee pursuant to Sections 10.01(b), (c), (d) or (e) shall be paid by Seller to such Purchaser Indemnitee, by wire transfer of immediately available funds to an account or accounts designated by Purchaser, to be disbursed to the applicable Purchaser Indemnitee.

(c) Any indemnification payments owed by Purchaser to a Seller Indemnitee pursuant to Section 10.02 shall be paid by Purchaser to such Seller Indemnitee by wire transfer of immediately available funds to an account or accounts designated by Seller, to be disbursed to the applicable Seller Indemnitee.

SECTION 10.07 Exclusive Remedy. Except as provided in Section 11.11 (Specific Performance) and except for claims for Fraud on the part of a party hereto in connection with this Agreement, the parties acknowledge and agree that from and after the Closing, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article X. Except for claims for Fraud, no past, present or future Representative, incorporator, member, partner or stockholder of the parties or any of their Affiliates shall have any liability, whether based on or in warranty, contract, tort (including negligence or strict liability) or otherwise, for any obligations or liabilities of the respective party or any of its Affiliates, as applicable, arising under, in connection with or related to this Agreement or for any claim based on, in respect of or by reason of the Acquisition. Nothing in this Section 10.07 or elsewhere in this Agreement shall limit or affect the rights and remedies available to the parties thereto under the Ancillary Agreements.

SECTION 10.08 Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price, unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Tax Law).

SECTION 10.09 Survival. The representations and warranties contained herein or in any certificate delivered in accordance with Section 3.02(a)(iv) or Section 3.02(b)(iv), as applicable, shall survive the Closing and remain in full force and effect until the eighteen (18) month anniversary of the Closing Date; provided, however, that the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing and remain in full force and effect until the expiration of the applicable statute of limitations and the representations or warranties set forth in Section 4.07 (Taxes) shall survive the Closing and remain in full force and effect until the sixtieth (60th) day following the expiration of the applicable statute of limitation (giving effect to any waiver, mitigation or extension thereof). All covenants and agreements set forth herein to be performed prior to the Closing shall survive until the eighteen (18) month anniversary of the Closing Date and all covenants and agreements set forth herein to be performed after the Closing shall survive the Closing in accordance with their respective terms, or, if no such term is specified, until the expiration of the applicable statute of limitations. Seller’s indemnification obligations under Section 10.01(c) shall survive the Closing and remain in full force and effect until the fifth anniversary of the Closing Date, whereupon such obligations shall cease and be of no further force or effect, except as to any claim for indemnification pending as of such expiration, until the resolution of such claim. In each case above, the survival period of a representation, warranty or covenant provided in this Section 10.09 is hereinafter referred to as a “Survival Period.” Notwithstanding the foregoing, any claims for inaccuracy or breach of any representation, warranty, covenant or agreement or for indemnification pursuant to Section 10.01(c) asserted in writing in accordance with this Article X prior to the expiration date of the Survival Period for such representation, warranty, covenant, agreement or indemnification right shall not thereafter be barred by the expiration of such Survival Period and the claim(s) made with respect to such representation, warranty, covenant, agreement or indemnification right shall survive until such claims have been finally resolved.

SECTION 10.10 No Setoff Rights. Neither party hereto shall have any right of setoff of any amounts due and payable, or any Losses arising, under this Agreement against any other amounts due and payable under this Agreement or any amounts due and payable, or any Losses arising, under any Ancillary Agreement or any other agreement between Seller and Purchaser or any of their respective Affiliates. The payment obligations under each of this Agreement, the Ancillary Agreements and such other agreements remain independent obligations of each party, irrespective of any amounts owed to any other party under this Agreement, the Ancillary Agreements or such other agreements.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser or Seller without the prior written consent of Seller (in the case of Purchaser) or Purchaser (in the case of Seller), as applicable; provided, however, that (a) Seller and its permitted assignees may assign any of its rights and obligations hereunder without the prior written consent of Purchaser (i) to any Affiliate of Seller or (ii) to a Third Party in connection with a sale or transfer (by means of a merger, stock sale, asset purchase or otherwise) of all or substantially all of the assets and business of Seller and its Affiliates to such Third Party, and (b) Purchaser and its permitted assignees may assign any of its rights or obligations hereunder without the prior written consent of Seller (i) to any Affiliate of Purchaser or (ii) to a Third Party in connection with a sale or transfer to such Third Party (by means of a merger, stock sale, asset purchase or otherwise) of all or substantially all of the assets and business of (A) Purchaser and its Affiliates or (B) Purchaser’s and its Affiliates’ oral and specialty delivery operating division (or, in the event of any restructuring by Purchaser of its operating divisions after the date hereof, any successor of such operating division of which the Transferred Assets may hereafter become a part). Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void. No assignment shall relieve the assigning party of any of its obligations hereunder.

SECTION 11.02 No Third-Party Beneficiaries. Except as provided in Article X, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder; provided, however, that (subject to Section 7.05), Purchaser expressly agrees that Seller may seek to enforce Purchaser’s compliance with the provisions of Article VII for the benefit of any Transferred Employee (or beneficiary or dependent thereof) notwithstanding that Seller may itself not have suffered any damages as a result of Purchaser’s noncompliance. For the avoidance of doubt, no Transferred Employee (or beneficiary or dependent thereof) shall be entitled to enforce, assert or pursue any claim with respect to or receive or recover any damages or other amount for breach of Article VII.

SECTION 11.03 Expenses. Whether or not the Closing occurs and subject to Section 6.14(d), each of the parties hereto shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein.

SECTION 11.04 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient with written confirmation of receipt, (c) one (1) Business Day following sending by overnight delivery via a national courier service, or (d) when sent by confirmed electronic mail, if sent during normal business hours of recipient on a Business Day, or on the next Business Day if sent by confirmed electronic mail after normal business hours of recipient or on a day that is not a Business Day (in each case, so long as no “bounceback” or similar undeliverable message was received by the sender thereof), in each case, addressed to a party hereto at the following address for such party:

(i) if to Seller,

Erytech Pharma S.A.

60 Avenue Rockefeller, Bioserra

69008 Lyon

France

Attention: Brian Schwab; Gil Beyen

Email: brian.schwab@erytech.com; gil.beyen@erytech.com

with copies (which shall not constitute effective notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: Kevin Cooper; Polina Demina

Email: kcooper@cooley.com; pdemina@cooley.com

and

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116-3736

Attention: Marc Recht

Email: mrecht@cooley.com

(ii) if to Purchaser,

Catalent Princeton, LLC

14 Schoolhouse Road

Somerset, NJ 08873

Attention: General Counsel

Email: GenCouns@catalent.com

with copies (which shall not constitute effective notice) to:

Duane Morris LLP

30 S. 17th Street

Philadelphia, PA 19103

Attention: Richard Silfen

Email: RASilfen@duanemorris.com

(iii) if to Purchaser Parent,

Catalent Pharma Solutions, Inc.

14 Schoolhouse Road

Somerset, NJ 08873

Attention: General Counsel

Email: GenCouns@catalent.com

with copies (which shall not constitute effective notice) to:

Duane Morris LLP

30 S. 17th Street

Philadelphia, PA 19103

Attention: Richard Silfen

Email: RASilfen@duanemorris.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto at least ten (10) days prior to such address(es) taking effect in accordance with the provisions of this Section 11.04.

SECTION 11.05 Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement, to the maximum extent permitted by applicable Law, in no event shall either party hereto be liable in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated hereby for special, indirect, incidental, exemplary, punitive or consequential damages, for lost or anticipated profits, revenues or opportunities, diminution in value or business interruption, or for any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology, whether or not caused by or resulting from the actions of such party or the breach of its covenants, agreements, representations or warranties hereunder and whether or not based on or in warranty, contract, tort (including negligence or strict liability) or otherwise.

SECTION 11.06 Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction, and in lieu of such invalid, illegal or unenforceable provision, there shall be added automatically as a part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and reasonably acceptable to the parties hereto.

SECTION 11.07 Governing Law; Jurisdiction.

(a) This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, without reference to its conflicts of law principles that would refer the construction, validity, interpretation or enforceability of, or the resolution of any Dispute under, this Agreement to the substantive Laws of another jurisdiction.

(b) Subject to Section 11.11, each party hereto irrevocably and unconditionally agrees that any Proceeding against it arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the District of Delaware, or, if such court does not have jurisdiction, the state courts of Delaware located in Wilmington County, and hereby irrevocably and unconditionally accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum. Notwithstanding anything to the contrary in the foregoing, any party may execute and enforce any Judgment obtained in any such Proceeding in any court of competent jurisdiction.

SECTION 11.08 Service of Process. Each party hereto consents to service of any process, summons, notice or document which may be served in any Proceeding in the United States District Court for the District of Delaware or the state courts of Delaware located in Wilmington County, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 11.04, to such party’s respective address set forth in Section 11.04.

SECTION 11.09 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.09.

SECTION 11.10 Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance. No failure or delay by any party in exercising any right, power or privilege hereunder, and no course of dealing between the parties hereto, shall be effective to amend or waive any provision of this Agreement.

SECTION 11.11 Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) each party hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which it is entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Purchaser would have entered into this Agreement. Each party hereto agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the other party otherwise has an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.11 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 11.12 Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

SECTION 11.13 Fulfillment of Obligations.

(a) Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

(b) Each of Seller and Purchaser shall take any and all actions necessary to cause its controlled Affiliates (including, for the avoidance of doubt in the case of Seller, the other Divesting Entities and in the case of Purchaser, Purchasing Sub) and direct its noncontrolled Affiliates to perform and fulfill their covenants, obligations and agreements under this Agreement and any Ancillary Agreement to which an Affiliate of Seller or Purchaser, as applicable, is a party.

SECTION 11.14 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 11.15 Entire Agreement. This Agreement, and the Exhibits and Schedules, including the Seller Disclosure Schedule, annexed hereto, the Confidentiality Agreement and the Ancillary Agreements constitute the entire understanding between the parties hereto with respect to the subject matter hereof and thereof, and supersede all understandings, negotiations, discussions, conversations, representations and promises, whether written or oral, with respect to the subject matter hereof and thereof. Except in the case of Fraud, the parties hereto agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the Ancillary Agreements, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the Ancillary Agreements.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Seller, Erytech Inc., Purchaser Parent and Purchaser have duly executed this Agreement as of the date first written above.

ERYTECH PHARMA S.A.

By:	/s/ Gil Beyen
Name: Gil Beyen
Title: Chief Executive Officer

ERYTECH PHARMA, INC.

By:	/s/ Gil Beyen
Name: Gil Beyen
Title: President

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, Seller, Erytech Inc., Purchaser Parent and Purchaser have duly executed this Agreement as of the date first written above.

CATALENT PHARMA SOLUTIONS, INC., solely for purposes of Section 6.17

By:	/s/ Thomas P. Castellano
Name: Thomas P. Castellano
Title: Senior Vice President and Chief Financial Officer

CATALENT PRINCETON, LLC

By:	Catalent Pharma Solutions, Inc., Its Sole Member

By: /s/ Manja Boerman
Name: Manja Boerman
Title:President, Cell & Gene Therapy

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT